
11007727

2010

ANNUAL REPORT



FOX CHASE
BANCORP, INC.

Financial Highlights

		2010	2009	2008	2007	2006
		At or for the Years Ended December 31				
Financial Data: (Dollars in thousands except per share amounts)	Assets	**$1,095,503**	$1,173,818	$931,270	$812,919	$756,985
	Loans	**642,653**	631,296	588,975	447,035	355,617
	Deposits	**711,763**	858,277	608,472	585,560	596,534
	Net income (loss) (1)(2)	**2,744**	(1,028)	1,215	1,930	3,634
	Earnings (loss) per share (1)(3)(4)	**$0.20**	$(0.07)	$0.08	$0.13	$0.13
Financial Ratios:	Return (loss) on average assets	**0.24%**	(0.09)%	0.14%	0.26%	0.49%
	Return (loss) on average equity	**1.65**	(0.82)	1.00	1.54	4.59
	Net interest margin	**2.42**	2.16	2.59	2.60	2.33
	Noninterest expense to average assets	**1.83**	1.81	2.18	2.48	2.66
	Efficiency ratio (5)	**71.1**	79.9	82.0	91.8	105.8
	Average interest-earning assets to average interest-bearing liabilities	**121.7**	115.6	119.7	123.7	113.5
	Average equity to average assets	**14.30**	11.11	13.98	16.66	10.58
	Nonperforming assets as a percent of total assets	**2.72**	2.87	0.63	0.10	0.43
	Allowance for loan losses as a percent of nonperforming loans and accruing loans 90 days or more past due	**46.71**	35.73	107.01	412.21	91.44
Other Data:	Number of:					
	Deposit accounts	**46,784**	52,416	49,252	52,817	55,957
	Offices	**11**	11	11	11	11

(1) On September 29, 2006, Fox Chase Bancorp, Inc. completed its initial public offering of common stock. Accordingly, the consolidated financial statements include Fox Chase Bancorp beginning on September 29, 2006. The consolidated financial statements and related notes include only the activity and balances of Fox Chase Bank and its subsidiary through September 29, 2006. Earnings per share information for 2006 is only for September 29, 2006 through December 31, 2006 due to Fox Chase Bank's reorganization into the mutual holding company form and Fox Chase Bancorp's related initial public offering.

(2) Net income for 2006 reflects a charge of $1.5 million for the contribution made to the Fox Chase Bank Charitable Foundation in connection with our initial public offering.

(3) On June 29, 2010, Fox Chase Bancorp completed its mutual-to-stock conversion from the mutual holding company to stock form of organization. Concurrent with the completion of the conversion, each share of Old Fox Chase Bancorp's outstanding common stock held by public stockholders was exchanged for 1.0692 shares of new Bancorp common stock. All share related information for periods prior to the conversion is converted at that ratio.

(4) Represents both basic and diluted earnings per share.

(5) Represents noninterest expense, excluding provision for loss on other real estate owned, divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, premises and equipment and other real estate owned. For 2006, reflects a charge of $1.5 million for the contribution made to the Fox Chase Bank Charitable Foundation in connection with our initial public offering.

Dear Stockholder:

2010 was a solid year for your Company. Net income for the year ended December 31, 2010 was $2.7 million, or $0.20 per share, driven by improvements in our operating metrics: net interest income, efficiency ratio and asset quality. We also strengthened our strong balance sheet providing ample capital to grow.

Net interest income increased 16.0% over 2009, mostly the result of lower funding costs. At the same time, non-interest expense – what it costs to run the business – increased by 5.1% in 2010. A key objective of our business strategy is to achieve low-to-mid double digit increases in net interest income while holding increases in costs in the low-to-mid single digits. We have achieved this for four consecutive years, which translates into improving operating leverage and longer-term profitability. The efficiency ratio improved to 71.1% for 2010 and was even better at 67.0% during the fourth quarter of 2010.

Nonperforming assets decreased 11.6% to $29.8 million at December 31, 2010. We believe there has been a certain level of economic stabilization in the mid-Atlantic region, but we expect credit-related stress to be at elevated levels for several more years as the national and regional economies slowly recover.

We have increased loans outstanding in 2010 and each year since 2006, making credit available to businesses and families throughout the Great Recession of 2008-2009. Unwavering focus on our commercial banking strategy combined with our strong capital position allowed your Company to enter new markets during 2010. Our middle market banking team has quickly established a reputation as a strong and capable provider of financial solutions to both mid-sized and smaller businesses. I am pleased to report that more than half of our loans are now to businesses, up from 18% in 2006.

Deposits declined in 2010 as a result of lower funding needs. Importantly though, the level of non-interest bearing deposits increased as we continue to grow our treasury management services and cash management solutions.

In June 2010, your Company completed its "second step" mutual-to-stock conversion and sold approximately 8.7 million shares of common stock in the related offering at $10.00 per share. This generated net proceeds of approximately $77.8 million. Your Company did not participate in the Troubled Asset Relief Program, commonly referred to as "TARP". While many banks raised capital in 2010 for defensive reasons, like repaying TARP, your Company took steps to enhance its already strong balance sheet and prepare for future growth.

Our progress would not be possible without the dedication of our engaged board of directors who had the vision to see the Company through its metamorphosis from its troubled condition in 2005 into the safe, strong, secure competitor we are today. Nor would it be possible without the dedicated banking professionals that make Fox Chase Bank a fun place to work and a great place to bank.

My report to you about the progress of your Company would not be complete if I did not say something about the Dodd-Frank Act. Passed into law last July, this bill is massive in proportion, sweeping in nature, and daunting to bankers and regulators alike. We expect that this new law and the associated regulations will have a significant impact on how we and other banks conduct business in the future. We continue to closely monitor these regulatory developments and are committed to playing by the rules for the benefit of our customers and stockholders.

Thank you for your continued confidence in Fox Chase Bancorp, Inc. and Fox Chase Bank.

Sincerely,



Thomas M. Petro
President and CEO

This annual report contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Fox Chase Bancorp, Inc. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Fox Chase Bancorp, Inc.'s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Fox Chase Bancorp, Inc. and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, deposit flows, competition, demand for loan products, and for financial services in Fox Chase Bancorp, Inc.'s market area, changes in real estate market values in Fox Chase Bancorp, Inc.'s market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Fox Chase Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this annual report to "Company," "we," "us" and "our" refer to Fox Chase Bancorp, Inc. and its subsidiaries.

BUSINESS

General

Fox Chase Bancorp, Inc. (the "Bancorp" or the "Company") is a Maryland corporation that was incorporated in March 2010 to be the successor corporation to old Fox Chase Bancorp, Inc ("Old Fox Chase Bancorp"), the former stock holding company for Fox Chase Bank (the "Bank"), upon completion of the mutual-to-stock conversion of Fox Chase MHC, the former mutual holding company for Fox Chase Bank.

The mutual-to-stock conversion was completed on June 29, 2010. In connection with the conversion, Bancorp sold a total of 8,712,500 shares of common stock at $10.00 per share in a related public offering. Concurrent with the completion of the offering, each share of Old Fox Chase Bancorp's common stock owned by public stockholders was exchanged for 1.0692 shares of Bancorp common stock. In lieu of fractional shares, Old Fox Chase Bancorp shareholders were paid cash at a rate of $10.00 per share. Additionally, as part of the mutual-to-stock conversion, the Bank's Employee Stock Ownership Plan (the "ESOP") acquired 348,500 shares, or 4.0% of Bancorp's issued shares, at $10.00 per share. As a result of the offering and the exchange, as of December 31, 2010, Bancorp had 14,547,173 shares outstanding. Net proceeds from the conversion and offering, after the loan made to the ESOP, were approximately $77.8 million.

Financial information presented in this Annual Report is derived in part from the consolidated financial statements of Fox Chase Bancorp, Inc. and subsidiaries on and after June 29, 2010 and from the consolidated financial statements of Old Fox Chase Bancorp and subsidiaries prior to June 29, 2010.

Bancorp's business activities consist of the ownership of the Bank's capital stock and the management of the offering proceeds it retained. Bancorp does not own or lease any property. Instead, it uses the premises, equipment and other property of the Bank. Accordingly, the information set forth in this annual report, including the consolidated financial statements and related financial data, relates primarily to the Bank. As a federally chartered savings and loan holding company, Bancorp is subject to the regulation of the Office of Thrift Supervision.

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market areas. The Bank attracts deposits from the general public and uses those funds to originate one- to four-family real estate, multi-family and commercial real estate, construction, commercial and consumer loans, which the Bank generally holds for investment. Fox Chase Bank also maintains an investment portfolio. The Bank is regulated by the Office of Thrift Supervision and its deposits are insured up to applicable legal limits under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. The Bank is also a member of the Federal Home Loan Bank of Pittsburgh.

The Bank's website address is www.foxchasebank.com. Information on our website should not be considered a part of this annual report.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed on the Nasdaq Stock Market ("Nasdaq") under the trading symbol "FXCB." The following table sets forth the quarterly high and low sales prices of Fox Chase Bancorp's common stock for the two most recently completed fiscal years, as reported by Nasdaq. Prices prior to June 29, 2010 are for Old Fox Chase Bancorp, Inc. and have been adjusted for the 1.0692 exchange ratio applied as part of the mutual-to-stock conversion. The Company did not declare any dividends to its stockholders during the years ended December 31, 2010 and 2009. See *note 12* in the notes to the consolidated financial statements for more information relating to restrictions on the Bank's ability to pay dividends to the Company and the Company's payment of dividends. As of June 16, 2011, the Company had approximately 876 holders of record of common stock.

2010:	**High**	**Low**
Fourth Quarter	$ 11.87	$ 9.38
Third Quarter	$ 9.82	$ 9.17
Second Quarter	$ 10.83	$ 9.57
First Quarter	$ 10.33	$ 8.22

2009:	**High**	**Low**
Fourth Quarter	$ 9.90	$ 8.78
Third Quarter	$ 9.45	$ 8.84
Second Quarter	$ 9.96	$ 8.48
First Quarter	$ 10.29	$ 7.61

Stock Performance Graph

The following graph compares the cumulative total return of the Company common stock with the cumulative total return of the SNL Mid-Atlantic Thrift Index and the Index for the Nasdaq Stock Market (U.S. Companies, all SIC). The graph assumes that $100 was invested at $12.11 per share, which was the closing price of the Company's common stock on October 2, 2006, the first day of trading of the Company's common stock on the Nasdaq Stock Market. Prices prior to June 29, 2010 are for Old Fox Chase Bancorp, Inc. and have been adjusted for the 1.0692 exchange ratio applied as part of the mutual-to-stock conversion. Cumulative total return assumes reinvestment of all dividends.


Total Return Performance
140
120
100
80
60
40
Index Value
Fox Chase Bancorp, Inc.
NASDAQ Composite
SNL Mid-Atlantic Thrift
10/02/06
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

Index	Period Ending 10/02/06	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Fox Chase Bancorp, Inc.	100.00	104.25	88.03	84.94	73.51	97.84
NASDAQ Composite	100.00	108.15	119.67	71.83	104.41	123.36
SNL Mid-Atlantic Thrift	100.00	107.97	88.89	73.67	70.26	80.67

SELECTED FINANCIAL DATA

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is derived in part from the audited consolidated financial statements that appear in this annual report.

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share amounts)				
Financial Condition Data:					
Total assets	$ 1,095,503	$ 1,173,818	$ 931,270	$ 812,919	$ 756,985
Cash and cash equivalents	38,314	65,418	3,944	31,275	134,441
Securities available-for-sale	311,303	422,467	294,723	296,304	228,432
Securities held-to-maturity	51,835	—	—	—	—
Loans receivable, net	642,653	631,296	588,975	447,035	355,617
Loans held for sale	—	—	—	—	1,194
Deposits	711,763	858,277	608,472	585,560	596,534
Federal Home Loan Bank advances	122,800	137,165	146,379	80,000	30,000
Other borrowed funds	50,000	50,000	50,000	20,000	—
Total stockholders' equity	205,704	123,634	121,220	122,371	125,645
Operating Data:					
Interest income	$ 49,285	$ 51,398	$ 45,884	$ 41,057	$ 37,177
Interest expense	21,725	27,635	24,061	22,250	20,459
Net interest income	27,560	23,763	21,823	18,807	16,718
Provision (credit) for loan losses	6,213	9,052	2,900	425	(5,394)
Net interest income after provision (credit) for loan losses	21,347	14,711	18,923	18,382	22,112
Noninterest income	3,889	3,767	1,405	2,696	2,073
Noninterest expenses	21,372	20,333	18,948	18,688	19,867
Income (loss) before income taxes	3,864	(1,855)	1,380	2,390	4,318
Income tax provision (benefit)	1,120	(827)	165	460	684
Net income (loss) (1)(2)	$ 2,744	$ (1,028)	$ 1,215	$ 1,930	$ 3,634
Per Share Data:					
Earnings (loss) per share, basic (1)(3)	$ 0.20	$ (0.07)	$ 0.08	$ 0.13	$ 0.13
Earnings (loss) per share, diluted (1)(3)	$ 0.20	$ (0.07)	$ 0.08	$ 0.13	$ 0.13

(1) On September 29, 2006, Fox Chase Bancorp completed its initial public offering of common stock. Accordingly, the consolidated financial statements include Fox Chase Bancorp beginning on September 29, 2006. The consolidated financial statements and related notes include only the activity and balances of Fox Chase Bank and its subsidiary through September 29, 2006. Earnings per share information for 2006 is only for September 29, 2006 through December 31, 2006 due to Fox Chase Bank's reorganization into the mutual holding company form and Fox Chase Bancorp's related initial public offering.

(2) Net income for 2006 reflects a charge of $1.5 million for the contribution made to the Fox Chase Bank Charitable Foundation in connection with our initial public offering.

(3) On June 29, 2010, Fox Chase Bancorp completed its mutual-to-stock conversion from the mutual holding company to stock form of organization. Concurrent with the completion of the conversion, each share of Old Fox Chase Bancorp's outstanding common stock held by public stockholders was exchanged for 1.0692 shares of Bancorp common stock. All share related information for periods prior to the conversion is converted at that ratio.

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return (loss) on average assets	0.24%	(0.09)%	0.14%	0.26%	0.49%
Return (loss) on average equity	1.65	(0.82)	1.00	1.54	4.59
Interest rate spread (1)	1.98	1.75	2.01	1.85	1.90
Net interest margin (2)	2.42	2.16	2.59	2.60	2.33
Noninterest expense to average assets	1.83	1.81	2.18	2.48	2.66
Efficiency ratio (3)	71.1	79.9	82.0	91.8	105.8
Average interest-earning assets to average interest-bearing liabilities	121.7	115.6	119.7	123.7	113.5
Average equity to average assets	14.30	11.11	13.98	16.66	10.58
Capital Ratios:					
Total equity to total assets	18.78	10.53	13.02	15.05	16.60
Tier 1 capital (to adjusted assets) (4)	13.60	8.51	10.70	12.03	12.49
Tier 1 capital (to risk-weighted assets) (4)	22.53	15.41	18.11	21.78	26.79
Total risk-based capital (to risk-weighted assets) (4)	23.76	16.57	19.25	22.54	27.62
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.90	1.65	1.05	0.75	0.82
Allowance for loan losses as a percent of nonperforming loans and accruing loans 90 days or more past due	46.71	35.73	107.01	412.21	91.44
Net charge-offs to average outstanding loans during the period	0.67	0.75	—	—	—
Nonperforming loans as a percent of total loans	4.07	4.62	0.98	0.18	0.90
Nonperforming assets as a percent of total assets	2.72	2.87	0.63	0.10	0.43
Other Data:					
Number of:					
Deposit accounts	46,784	52,416	49,252	52,817	55,957
Offices	11	11	11	11	11

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense, excluding provision for loss on other real estate owned, divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, premises and equipment and other real estate owned. For 2006, reflects a charge of $1.5 million for the contribution made to the Fox Chase Bank Charitable Foundation in connection with our initial public offering.
(4) Ratios are for Fox Chase Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help readers understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010 that appear elsewhere in this annual report.

General Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include residential mortgage loans, multi-family and commercial real estate loans, commercial and industrial loans and, to a lesser extent, construction and consumer loans. We also maintain an investment portfolio consisting primarily of mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of Pittsburgh and commercial banks.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Our net interest income is affected by a variety of factors, including the mix of interest-earning assets in our portfolio and changes in levels of interest rates. Growth in net interest income is dependent upon our ability to prudently manage the balance sheet for growth, combined with how successfully we maintain or increase net interest margin, which is net interest income as a percentage of average interest-earning assets.

A secondary source of income is noninterest income, or other income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from fee income on deposit accounts such as cash management fee income on commercial accounts and service charge income on retail accounts as well as loan fee income from mortgage servicing and lending relationships such as unused line fees and warehouse line satisfaction fees. We also earn income on bank-owned life insurance and receive income from our investment in Philadelphia Mortgage Advisors. In some years, we recognize income from the sale of loans, securities and other real estate owned.

Provision for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. The allowance is established through the provision for loan losses, which is charged against income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Expenses. The noninterest expense we incur in operating our business consists of salaries, benefits and other compensation expenses, occupancy and furniture and equipment expenses, data processing costs, professional fees, marketing expenses, Federal Deposit Insurance Corporation premiums and various other miscellaneous expenses.

Our largest noninterest expense is for salaries, benefits and other compensation, which consists primarily of salaries and wages paid to our employees, payroll taxes, expenses for health insurance, retirement plans, director and committee fees and other employee benefits, including employer 401(k) plan contributions, employee stock ownership plan allocations and equity incentive awards, such as stock options and shares of restricted stock.

Occupancy expenses include the fixed and variable costs of buildings such as depreciation charges, maintenance, real estate taxes and costs of utilities. Depreciation of premises is computed using the straight-line method based on the useful lives of the related assets, which range from ten to 39 years for buildings and premises. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

Furniture and equipment expenses, which are the fixed and variable costs of furniture and equipment, consist primarily of depreciation charges, furniture and equipment expenses and maintenance. Depreciation of equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to seven years for furniture, fixtures and equipment.

Data processing costs include fees paid to our third-party data processing service and ATM expense.

Professional fees include fees paid to our independent auditors, co-sourced internal auditors, attorneys, compensation consultants, loan review specialists, interest rate risk management and certain costs associated with being a public company.

Marketing expenses include expenses for advertisements, promotions and premium items and public relations expenses.

Federal Deposit Insurance Corporation assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC increased its assessment rates for 2009 and 2010 and also charged a special assessment to increase the balance of the insurance fund. Our special assessment amounted to $536,000 in 2009.

Other real estate owned ("OREO") expense includes holding costs related to OREO properties such as real estate taxes and insurance. Valuation allowance on OREO represents reductions to carrying value of OREO property based on updated impairment analyses.

Other expenses include expenses for stationary, printing, supplies, telephone, postage, contributions and donations, regulatory assessments, insurance premiums, certain public company expenses and other fees and expenses.

Our Business Strategy

Our goal is to be the leading relationship-based business and consumer bank in the markets we serve by delivering a wide array of financial products and personalized customer service. The following are the key elements of our business strategy:

- **Improve earnings through asset diversification and growth.** Loan diversification improves our earnings because commercial real estate and commercial business loans generally have higher interest rates than residential mortgage loans. In this regard, we have added personnel to assist us in increasing our commercial loan portfolio, including hiring a team of commercial lenders and commercial credit and risk management professionals in 2006, establishing a regional lending group in Ocean City, New Jersey in 2008 and employing a middle-market lending team in 2009. Further, by offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate and providing access to senior officers, we can distinguish ourselves from the larger banks operating in our market area. At the same time, our capital base and greater product mix enables us to effectively compete against smaller banks. We are also seeking to increase our commercial deposits and use of our cash management services through our increase in commercial lending. Going forward, we will also continue our historical practice of originating residential mortgage loans secured by homes in our market area, but would anticipate residential mortgage loans becoming a smaller percentage of our total loan portfolio.

- **Improve asset quality.** We have sought to maintain our asset quality and moderate credit risk by using conservative underwriting standards. Our non-performing assets increased significantly in 2009, due to weakened economic conditions, with a modest decline during 2010. This resulted in further tightening of our underwriting standards, including reducing loan-to-value ratios, and de-emphasizing certain types of lending, such as construction loans. Further, we have strengthened our oversight of problem assets through the formation of a special assets department in December 2009. The department, which in run by our chief operating officer and consists of three other loan and credit administration officers, increases the frequency with which classified and criticized credits are reviewed and aggressively act to resolve problem assets. Although we intend to continue our efforts to originate commercial real estate and business loans, we intend to manage loan exposures and concentrations through conservative loan underwriting and credit administration standards.

- **Improve our funding mix by focusing on core deposits.** Our strategic focus is to emphasize total relationship banking with our customers to internally fund our loan growth. We believe that continued focus on customer relationships will help to increase our level of core deposits (demand, savings and money market accounts). We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. In addition to our retail branch network, we offer on-line banking and a variety of deposit accounts designed for the businesses operating in our market area, including remote capture products, sweep accounts and other cash management products and services.

- **Actively manage our balance sheet.** Current economic conditions have underscored the importance of a strong balance sheet. We strive to achieve this through managing our interest rate risk and maintaining strong capital levels, loan loss reserves and liquidity. Diversifying our asset mix not only improves our net interest margin but also reduces the exposure of our net interest income and earnings to interest rate risk. We will continue to manage our interest rate risk by diversifying the type and maturity of our assets in our loan and investment portfolios and monitoring the maturities in our deposit portfolio. It is expected that existing minimum regulatory capital ratios may be increased by Fox Chase Bank regulatory agencies in response to current market conditions and the recession.

- **Grow through geographic expansion.** Since our initial public offering in 2006, we have opened two branches. We intend to continue to pursue expansion in our market area in strategic locations that maximize growth opportunities and we believe the recent economic recession and increasing regulatory burden will increase the rate of consolidation in the banking industry. We will look to be opportunistic to expand through the acquisition of banks or other financial service companies, the acquisition of branches of other financial institutions or possibly through an FDIC assisted transaction of a troubled financial institution. We currently do not have any specific plans for any such acquisitions. We will consider those opportunities that will allow us to add complementary products to our existing business or expand our franchise geographically.

- **Continued expense control.** Management continues to focus on the level of non-interest expenses and methods to identify cost savings opportunities, such as reviewing the number of employees, renegotiating key third-party contracts and reducing certain other operating expenses. Excluding premiums imposed by the Federal Deposit Insurance Corporation of $1.4 million, $1.8 million and $176,000 in 2010, 2009 and 2008, respectively, our non-interest expenses were $20.0 million, $18.5 million and $18.8 million for 2010, 2009 and 2008, respectively. The increase in 2010 was primarily due to increased legal costs, holding costs and valuation adjustments related to other real estate owned.

- **Continue to serve as a strong community citizen.** As a community bank operating for more than 140 years, we are uniquely positioned to understand the financial needs of our local customers. Further, we believe it is the role of a community bank to operate as a good corporate citizen. Towards that end, in 2006, we established the Fox Chase Bank Charitable Foundation and funded it with 144,342 shares of Old Fox Chase Bancorp common stock and $150,000 in cash. The foundation provides grants to non-profit organizations and programs in the communities we serve. We also provide support to organizations with which our board members, employees and customers are involved through our participation in the Neighborhood Commitment Program.

Critical Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based on management's evaluation of the portfolio's collectability. The allowance is established through the provision for loan losses, which is charged against income. Management estimates the allowance balance required using loss experience in particular segments of the portfolio, trends in industry charge-offs by particular segments, the size and composition of the loan portfolio, trends and absolute levels of nonperforming loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends and absolute levels within different risk ratings, and changes in existing general economic and business conditions affecting our lending areas and the national economy.

Additionally, for loans identified by management as impaired, management will provide a reserve based on the expected discounted cash flows of the loan, or for loans determined to be collateral dependent, a reserve is established based on appraised value less costs to sell. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if actual conditions differ substantially from the assumptions used in making the evaluation. Further, current weak economic conditions, such as high unemployment and depressed real estate values, have increased the uncertainty inherent in these estimates and assumptions. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see *"—Risk Management—Analysis and Determination of the Allowance for Loan Losses"* below and the notes to the consolidated financial statements included in this annual report.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. Specifically, during 2006, Fox Chase Bancorp made a charitable contribution in the amount of $1.5 million which created a deferred tax asset of $510,000. Utilization of this charitable contribution carryover is limited to 10% of taxable income on an annual basis. Fox Chase Bancorp was able to generate sufficient taxable income from 2007 to 2010 to fully utilize this carryover by December 31, 2010.

Valuation and Other-Than-Temporary Impairment of Investment Securities. Investment securities are reviewed quarterly to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its current carrying value, management is required to assess whether the decline is other-than-temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the nature of the decline, and the probability, extent and timing of a valuation recovery and Fox Chase Bancorp's intent to sell the security or if it is more likely than not that the security will be required to be sold before recovery of its amortized cost. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors, or (2) market-related factors, such as required market yields, interest rates of equity market declines. If the decline in the market value of a security is determined to be other-than-temporary, the credit portion of the impairment is written down through earnings and the non-credit portion is an adjustment to other comprehensive income. Fox Chase Bancorp recorded an other-than-temporary impairment charge of $605,000 during the second quarter of 2009, $157,000 of which was recognized on the statement of operations and $448,000 of which was recognized on the statements of condition in other comprehensive income (before taxes). There was no additional other-than-temporary credit impairment charge on this investment in as of December 31, 2010. See Note 2 to the consolidated financial statements for a schedule that shows gross unrealized losses, fair value of securities as well as the impairment loss and other-than-temporary impairment write down, aggregated by security category and length of time that individual securities have been in continuous unrealized loss position at December 31, 2010 and December 31, 2009, and Note 13 for a discussion related to the determination of fair value.

Balance Sheet Analysis

General. Total assets decreased $78.3 million to $1.10 billion at December 31, 2010 from $1.17 billion at December 31, 2009. The decreases in investment and mortgage related securities of $59.3 million and cash and cash equivalents of $27.1 million were partially offset by an increase in loans receivable, net, of $11.4 million. Total liabilities decreased $160.4 million primarily as deposits decreased $146.5 million and FHLB advances decreased $14.4 million. Total stockholders' equity increased $82.1 million due to the receipt of proceeds from the mutual-to-stock conversion, net the loan made to the ESOP, of $77.8 million.

Loans. The largest segment of our loan portfolio is one- to four-family residential loans. At December 31, 2010, these loans totaled $238.6 million, or 36.4% of total loans, compared to $268.5 million, or 41.8% of total loans, at December 31, 2009. At December 31, 2008, these loans totaled $260.8 million, or 43.8% of total loans. The decrease in 2010 was due to reduced loan originations for such loans due to a combination of slowdown in home sales and management's reluctance to place low rate long-term one-to four-family residential loans on its balance sheet. The increase in 2009 was primarily a result of new loans, primarily located in Fox Chase Bank's geographic markets, originated through Philadelphia Mortgage Advisors, Inc., offset by prepayments on mortgages due to refinancings in the current low interest rate environment. Fox Chase Bank has not originated or targeted subprime loans in its loan portfolio. Given the current uncertain economic environment, relatively low interest rates and increased consumer compliance costs, Fox Chase Bank does not expect to emphasize this type of lending for the foreseeable future.

Multi-family and commercial real estate loans totaled $231.8 million and represented 35.4% of total loans at December 31, 2010 compared to $207.7 million, or 32.4% of total loans, at December 31, 2009. These loans totaled $155.6 million, or 26.2% of total loans, at December 31, 2008. The increases in 2010 and 2009 reflect the success of the team of commercial lenders that were hired during 2006 and the opening of three new offices in 2006 and 2007 as well as the establishment of a regional lending group in Ocean City, New Jersey in the first quarter of 2008. Fox Chase Bank expects to continue to emphasize this type of lending for the foreseeable future.

Commercial and industrial loans totaled $98.1 million, or 15.0% of total loans, at December 31, 2010 compared to $55.4 million, or 8.6% of total loans, at December 31, 2009. These loans totaled $37.4 million, or 6.3% of total loans, at December 31, 2008. The increases in 2010 and 2009 reflect the hiring of a new team of middle market lenders in Hatboro, Pennsylvania during the second quarter of 2009. Fox Chase Bank expects to continue to emphasize this type of lending for the foreseeable future.

Construction loans totaled $31.2 million, or 4.8% of total loans, at December 31, 2010 compared to $40.8 million, or 6.4% of total loans, at December 31, 2009. These loans totaled $65.0 million, or 10.9% of total loans, at December 31, 2008. The $33.8 million decrease from 2008 to 2010 was due to Fox Chase Bank not underwriting any significant new construction loans in 2009 or 2010 as a result of the riskier nature of construction loans and decreases in real estate values in certain parts of its lending area. Fox Chase Bank does not expect to emphasize this type of lending for the foreseeable future.

Consumer loans totaled $55.2 million, or 8.4% of total loans, at December 31, 2010 compared to $69.4 million, or 10.8% of total loans, at December 31, 2009. These loans totaled $76.1 million, or 12.8% of total loans, at December 31, 2008. The decreases in consumer loans during 2010 and 2009 were due to Fox Chase Bank de-emphasizing certain forms of consumer lending, particularly home equity lending, as a result of the decrease in real estate values in certain parts of its lending area. Given the current uncertain economic environment and increased consumer compliance costs, Fox Chase does not expect to emphasize this type of lending for the foreseeable future.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One-to four-family	$ 238,612	36.4%	$ 268,535	41.8%	$ 260,833	43.8%	$ 215,817	47.9%	$ 209,463	58.3%
Multi-family and commercial	231,843	35.4	207,738	32.4	155,564	26.2	76,287	16.9	44,681	12.4
Construction	31,190	4.8	40,799	6.4	65,002	10.9	46,471	10.3	11,568	3.2
Total real estate loans	501,645	76.6	517,072	80.6	481,399	80.9	338,575	75.1	265,712	73.9
Consumer loans	55,169	8.4	69,362	10.8	76,086	12.8	78,744	17.5	85,102	23.8
Commercial and industrial loans	98,064	15.0	55,434	8.6	37,371	6.3	33,356	7.4	8,194	2.3
Total loans	654,878	100.0%	641,868	100.0%	594,856	100.0%	450,675	100.0%	359,008	100.0%
Less:										
Deferred loan origination costs (fees), net	218		33		379		(264)		(442)	
Allowance for loan losses	(12,443)		(10,605)		(6,260)		(3,376)		(2,949)	
Net loans	$ 642,653		$ 631,296		$ 588,975		$ 447,035		$ 355,617	

Loan Maturity

The following tables set forth certain information at December 31, 2010 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude deferred loan fees and costs.

	At December 31, 2010					
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total Loans
	(In thousands)					
Amounts due in:						
One year or less	$ 36	$ 9,560	$ 31,190	$ 4,928	$ 8,543	$ 54,257
More than one year to two years	98	19,884	—	1,274	33,539	54,795
More than two years to three years	1,339	23,773	—	949	4,958	31,019
More than three years to five years	1,346	56,511	—	3,525	27,732	89,114
More than five years to ten years	37,978	35,049	—	17,876	1,228	92,131
More than ten years to fifteen years	14,652	15,213	—	13,639	—	43,504
More than fifteen years	183,163	71,853	—	12,978	22,064	290,058
Total	$ 238,612	$ 231,843	$ 31,190	$ 55,169	$ 98,064	$ 654,878

The following table sets forth the dollar amount of all scheduled maturities of loans at December 31, 2010 that are due after December 31, 2011 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude unearned interest on consumer loans and deferred loan fees.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 224,634	$ 13,942	$ 238,576
Multi-family and commercial	192,782	29,501	222,283
Construction	—	—	—
Consumer loans	38,263	11,978	50,241
Commercial and industrial loans	31,347	58,174	89,521
Total	$ 487,026	$ 113,595	$ 600,621

Securities. Our securities portfolio consists primarily of agency residential mortgage related securities, and, to a lesser extent, private label residential and commercial mortgage securities, state and municipal securities, obligations of U.S. government agencies and investment grade corporate securities. Total securities decreased $59.3 million, or 14.0%, in 2010. Purchases in 2010 consisted of agency residential mortgage related securities totaling $98.8 million, investment grade corporate securities totaling $13.2 million and obligations of U.S. government agencies totaling $6.5 million. These purchases were offset by maturities, calls, and principal repayments of $130.8 million, the sale of $32.5 million of residential agency mortgage related securities, the sale of $4.0 million in private label commercial mortgage related securities and the redemption of $4.6 million in corporate securities, $300,000 of obligations of U.S. government agencies and $2.0 million of called state and municipal securities. All securities purchased during the nine month period ended September 30, 2010 were classified as available-for-sale. During the quarter ended December 31, 2010, all securities purchased, which represented $52.6 million of agency residential mortgage related securities, were classified as held-to-maturity.

Securities increased $127.7 million, or 43.3%, in 2009 with excess funds from deposit inflows. Purchases in 2009 consisted of agency residential mortgage related securities totaling $286.1 million and private label commercial mortgage related securities of $8.2 million, investment grade corporate securities totaling $18.9 million and obligations of U.S. government agencies totaling $314,000. These purchases were offset by maturities, calls, and principal repayments of $105.0 million, the sale of $14.5 million in corporate securities, the sale of $63.0 million of agency residential mortgage related securities, the redemption of $7.0 million in corporate securities and $5.5 million of called state and municipal securities, all of which were classified as available-for-sale.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated. All of our securities were classified as available-for-sale at the dates indicated.

	At December 31,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-Sale:						
Obligations of U.S. government agencies	$ 6,489	$ 6,521	$ 305	$ 306	$ —	$ —
State and political subdivisions	7,240	7,279	9,199	9,292	14,679	14,463
Corporate securities	18,674	18,871	9,838	9,950	11,124	10,578
	32,403	32,671	19,342	19,548	25,803	25,041
Private label residential mortgage related security	559	166	628	195	889	269
Private label commercial mortgage related securities	11,385	11,767	17,607	17,833	10,049	7,304
Agency residential mortgage related securities	256,796	266,699	374,824	384,891	257,990	262,109
Total mortgage related securities	268,740	278,632	393,059	402,919	268,928	269,682
Total available-for-sale securities	301,143	311,303	412,401	422,467	294,731	294,723
Held-to-Maturity:						
Agency residential mortgage related securities	51,835	50,817	—	—	—	—
Total mortgage related securities	51,835	50,817	—	—	—	—
Total Securities	$ 352,978	$ 362,120	$ 412,401	$ 422,467	$ 294,731	$ 294,723

The private label residential mortgage related security had an amortized cost, prior to the identified credit related impairment, of $716,000 and $785,000 at December 31, 2010 and 2009, respectively. Fair value for this security was $166,000 and $195,000 at December 31, 2010 and 2009, respectively. During the six months ended June 30, 2009, delinquency levels for the security's underlying collateral increased to 20.2% from 13.8% at December 31, 2008, principal payment rate slowed to an annualized rate of 14.1% from 16.1% in 2008, and the security was downgraded from AAA to BB+. As a result of these negative trends, management's analysis during the second quarter of 2009 indicated that the security was other-than-temporary impaired in the amount of $605,000, $157,000 of which was recognized on the statement of operations and $448,000, which was recognized in the statement of condition in other comprehensive income (before taxes). There was no additional other-than-temporary credit impairment charge on this investment through December 31, 2010. At December 31, 2010, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $559,000, a fair value of $166,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $393,000. At December 31, 2009, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $628,000, a fair value of $195,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $433,000. The remaining unrealized loss at December 31, 2010 and 2009 is not considered an other-than-temporary credit impairment, as management does not have the intention or requirement to sell this security.

At December 31, 2009, the Company held six commercial mortgage backed securities ("CMBS") with an amortized cost of $17.6 million and a net unrealized gain of $226,000. Two of these securities had an amortized cost of $6.0 million and an unrealized loss of $23,000 at December 31, 2009. As of December 31, 2010, the Company held four private label CMBS with an amortized cost of $11.4 million. These securities had a net unrealized gain of $382,000 at December 31, 2010 and all individual securities were held at an unrealized gain. During 2010, one security paid off in full and a second security was sold from the portfolio at a gain. Of the two CMBS that had an unrealized loss at December 31, 2009, one was sold for a gain and the second remains in the portfolio with an amortized cost of $2.0 million and an unrealized gain of $44,000. Management believes the improvement in the unrealized loss was due to a reduction in the required yield on commercial mortgage related securities as the credit markets improved during 2010. All of the CMBS securities are rated AAA.

As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB of Pittsburgh in the amount of at least equal to at least 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh indicated it would not redeem any common stock associated with member advance repayments and that it may increase its individual member stock investment requirements. As of December 31, 2010, the Company's minimum stock obligation was $8.3 million and a maximum stock obligation was $14.8 million. The Bank held $9.9 million of such stock at December 31, 2010.

The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and has not paid a dividend through December 31, 2010.

Accumulated other comprehensive income, net of tax, remained consistent at $6.5 million at December 31, 2010 and 2009. Accumulated other comprehensive income, net of tax, increased to $6.5 million at December 31, 2009 from $5,000 at December 31, 2008. The increase was primarily due to an increase in unrealized gains in (1) agency residential mortgage related securities of $3.9 million net of tax; (2) an increase in unrealized gains in private label commercial mortgage related securities of $2.0 million net of tax; (3) an increase in unrealized gains in corporate securities of $434,000 net of tax; and (4) an increase in unrealized gains in state and political subdivision securities of $204,000 net of tax. The increases in unrealized gains were due to an overall improvement in credit market conditions. During 2009, market driven credit spreads tightened on all investment securities, providing for higher prices on investment securities owned by Fox Chase Bank.

See Note 2 to the consolidated financial statements for a schedule of gross unrealized losses and fair value of securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009.

At December 31, 2010, we had no investments in a single company or entity (other than state or U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2010.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2010. Weighted average yields on tax-exempt securities are presented on a tax equivalent basis. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More Than 1 Year to 5 Years		More Than 5 Years to 10 Years		More Than 10 Years		Total	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Available-for-Sale:										
Obligations of U.S. government agencies	$ —	—%	$ 6,521	1.30%	$ —	—%	$ —	—%	$ 6,521	1.30%
State and political subdivisions	—	—	1,949	5.54	3,079	5.99	2,251	6.34	7,279	5.98
Corporate securities	3,692	3.95	15,179	2.64	—	—	—	—	18,871	2.90
	3,692		23,649		3,079		2,251		32,671	
Private label residential mortgage related security	—	—	—	—	—	—	166	2.66	166	2.66
Private label commercial mortgage related securities	—	—	2,035	5.39	—	—	9,732	5.38	11,767	5.38
Agency residential mortgage related securities	—	—	911	4.92	20,339	4.15	245,449	2.13	266,699	2.29
Total mortgage related securities	—		2,946		20,339		255,347		278,632	
Held-to-Maturity:										
Agency residential mortgage related securities	—	—	—	—	30,021	2.10	20,796	2.39	50,817	2.22
Total mortgage related securities	—		—		30,021		20,796		50,817	
Total securities	$ 3,692		$ 26,595		$ 53,439		$ 278,394		$ 362,120	

Real Estate Held for Investment. Fox Chase Bank has recorded real estate held for investment in the amount of $1.7 million at both December 31, 2010 and 2009, which represented undeveloped land located in Absecon, New Jersey. The property was acquired by Fox Chase Bank in 2003 to expand Fox Chase Bank's retail branch network in southern New Jersey. The property was under an option to be sold no later than 2010; however, the prospective buyer defaulted under its financial obligations associated with the option agreement during the fourth quarter of 2009. As a result of the default, management obtained an updated appraisal on the property and recorded an impairment loss of $150,000 for the difference between the carrying value and the fair value at December 31, 2009. Management obtained an updated appraisal at December 31, 2010 and determined that no additional impairment occurred during 2010.

In accordance with regulatory guidelines, if this real estate held for investment is not sold or placed in service by June 2011 (eight years from acquisition); all of the $1.7 million asset will be required to be charged-off for regulatory reporting purposes during the quarter ended June 30, 2011. The Bank currently has no intention to sell the property prior to June 2011.

Cash and Cash Equivalents. Our primary source of short-term liquidity is comprised of branch working cash, a reserve requirement account at the Federal Reserve, an account at the Federal Home Loan Bank of Pittsburgh and money market accounts. Cash and cash equivalents decreased $27.1 million for 2010 primarily as a result of the outflows of deposits relating to the promotional accounts acquired in 2009 offset by the cash raised as part of the mutual-to-stock conversion completed on June 29, 2010.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing demand accounts, interest-bearing NOW accounts, money market accounts, savings accounts and certificates of deposit. These deposits are provided primarily by individuals and business within our market areas. Deposits decreased $146.5 million, or 17.1%, for 2010 primarily as a result of a decrease in higher-rate certificates of deposits of $127.6 million, a decrease in money market accounts of $35.5 million and a decrease in NOW accounts of $1.0 million offset by increases of $3.4 million in savings and club accounts and an increase of $14.1 million in noninterest-bearing demand accounts. The decrease in certificates of deposits and money market accounts was the result of the Bank's decision to reduce higher rate deposits and target certain customers for retention. These customers include those with either previous relationships or those who reside within close proximity to our branches. During 2010, the Bank had $157.2 million of the above mentioned promotional certificates of deposit mature at an average rate of 3.50%. Of this promotion, approximately $57.8 million were retained at an average rate of 1.37%. The increase in noninterest-bearing demand accounts was a result of continued efforts to increase commercial deposit relationships through the efforts of our commercial lending and cash management teams.

Deposits increased $249.8 million, or 41.1%, for 2009 primarily as a result of an increase in certificates of deposits of $150.1 million, money market accounts of $83.1 million, noninterest-bearing demand accounts of $10.2 million and NOW accounts of $6.0 million. The increase in noninterest-bearing demand accounts was a result of continued efforts to increase commercial deposit relationships through the efforts of our commercial lending and cash management teams. During March 2009, Fox Chase Bank offered attractive rates on selected money market and certificate of deposit products to increase its market share resulting in approximately 6,500 new deposit accounts representing greater than $200 million in deposits, of which approximately 50% were new customers. In addition to the deposits obtained during the first quarter, Fox Chase Bank continued to increase deposits during the second and third quarters of 2009 as it maintained competitive rates on money market and certificate of deposit accounts during these periods. Fox Chase Bancorp gradually reduced interest rates on deposits during the third and fourth quarters of 2009.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2010		2009		2008	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand accounts	$ 70,990	—%	$ 56,912	—%	$ 46,716	—%
NOW accounts	40,505	0.30	41,369	0.63	35,330	1.13
Money market accounts	148,904	0.47	184,407	1.05	101,295	2.01
Savings and club accounts	54,921	0.05	51,563	0.15	51,196	0.25
Certificates of deposit	396,443	2.44	524,026	3.29	373,935	3.96
Total	$ 711,763	1.48%	$ 858,277	2.27%	$ 608,472	2.86%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2010. Jumbo certificates of deposit require minimum deposits of $100,000. We did not have any brokered deposits as of December 31, 2010.

Maturity Period at December 31, 2010	Jumbo Certificates of Deposits
	(In thousands)
Three months or less	$ 14,725
Over three through six months	4,708
Over six through twelve months	19,482
Over twelve months	62,253
Total	$ 101,168

The following table sets forth the time deposits classified by rates at the dates indicated.

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
0.00 – 1.00%	$ 82,723	$ 47,490	$ 48
1.01 – 2.00%	88,537	43,394	12,503
2.01 – 3.00%	89,887	58,610	71,649
3.01 – 4.00%	66,566	279,623	123,267
4.01 – 5.00%	49,258	56,852	109,583
5.01 – 6.00%	19,472	26,187	40,148
6.01 – greater	—	11,870	16,737
Total	$ 396,443	$ 524,026	$ 373,935

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2010.

	Amount Due					Percent of Total Time Deposit Accounts
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	
	(Dollars in thousands)					
0.00 - 1.00%	$ 69,393	$ 13,229	$ 101	$ —	$ 82,723	20.87%
1.01 - 2.00%	31,947	44,558	10,668	1,364	88,537	22.33
2.01 - 3.00%	12,400	42,435	9,489	25,563	89,887	22.67
3.01 - 4.00%	32,457	9,290	5,619	19,200	66,566	16.79
4.01 - 5.00%	11,218	14,562	11,612	11,866	49,258	12.43
5.01 - 6.00%	19,322	—	—	150	19,472	4.91
6.01 - greater	—	—	—	—	—	—
Total	$ 176,737	$ 124,074	$ 37,489	$ 58,143	$ 396,443	100.00%

The following table sets forth time deposit activity for the periods indicated.

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Beginning balance	$ 524,026	$ 373,935	$ 398,212
(Decrease) increase before interest credited	(141,237)	132,466	(40,275)
Interest credited	13,654	17,625	15,998
Net (decrease) increase in time deposits	(127,583)	150,091	(24,277)
Ending balance	$ 396,443	$ 524,026	$ 373,935

Borrowings. Fox Chase Bank did not obtain additional long-term borrowings in 2010 from either the Federal Home Loan Bank or other lenders. There was a $10.0 million Federal Home Loan Bank advance that matured in February 2010 as well as two Federal Home Loan Bank advances which amortized $4.4 million of principal during 2010. As of December 31, 2010, Fox Chase Bank had outstanding borrowings of $122.8 million with the Federal Home Loan Bank and $50.0 million with other commercial banks.

Fox Chase Bank did not obtain additional long-term borrowings in 2009 from either the Federal Home Loan Bank or other lenders as funds generated from additional deposits were sufficient to support asset growth. There was a $5.0 million Federal Home Loan Bank advance that matured in December 2009. As of December 31, 2009, Fox Chase Bank had outstanding borrowings of $137.2 million with the Federal Home Loan Bank and $50.0 million with other commercial banks.

During the first and fourth quarters of 2008, when investment spreads were at relatively high levels, Fox Chase Bank implemented leverage strategies of $40.0 million and $20.0 million, respectively, which were funded by $60.0 million of Federal Home Loan Bank advances. Additionally, during 2008, the Bank borrowed $6.4 million, net of principal amortizations, from the FHLB and $30.0 million in collateralized borrowings from a large commercial bank to fund Fox Chase Bank's loan growth.

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$ 186,807	$ 201,433	$ 196,379
Average advances outstanding during the period	175,963	194,508	149,008
Weighted average interest rate during the period	3.66%	3.57%	3.70%
Balance outstanding at end of period	172,800	187,165	196,379
Weighted average interest rate at end of period	3.67%	3.62%	3.59%

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Overview.

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Net income (loss)	$ 2,744	$ (1,028)	$ 1,215
Basic and diluted earnings (loss) per share	0.20	(0.07)	0.08
Return (loss) on average assets	0.24%	(0.09)%	0.14%
Return (loss) on average equity	1.65	(0.82)	1.00
Average equity to average assets	14.30	11.11	13.98

2010 vs. 2009. Net income increased $3.8 million for 2010 compared to 2009. The 2010 results included an increase in net interest income of $3.8 million, a reduction of $2.9 million in the provision for loan losses, an increase of $1.0 million in noninterest expense and an increase in tax provision of $1.9 million.

2009 vs. 2008. Net income decreased $2.2 million for 2009 compared to 2008. The 2009 results included a provision for loan losses of $9.1 million and $2.4 million gain on the sale of securities. The provision for loan losses was $2.9 million for 2008.

Net Interest Income.

2010 vs. 2009. Net interest income increased $3.8 million, or 16.0%, for 2010. The net interest margin was 2.42% for 2010 compared to 2.16% for 2009. The increase in net interest income was primarily attributable to an increase in the average balance of commercial loans, a decrease in the average balance of certificates of deposit and borrowings, and increase in average stockholder's equity as the Company raised net proceeds of $77.8 million in the mutual-to-stock conversion on June 29, 2010. Additionally, net interest income also improved due to a decrease in the average rate paid on interest bearing liabilities of 57 basis points from 2.92% to 2.35%.

Total interest income decreased $2.1 million, or 4.1%, to $49.3 million for 2010, due primarily to a $2.8 million, or 19.0%, decrease in interest on mortgage related securities offset by an increase in interest and fees on loans of $1.6 million, or 4.7%. Interest income on mortgage related securities decreased due to a decrease of 82 basis points in the yield on mortgage related securities from 4.16% to 3.34%, primarily due to the lower interest rate environment as well as high premium amortization expense on such securities due to high prepayments in 2010, as well as an increase in the average balance of $3.7 million. Interest income on loans increased due to an increase in the average balance of commercial loans of $45.2 million. Additionally, interest income on interest-earning demand deposits decreased $336,000 to $286,000 from $622,000 primarily due to a decrease of 88 basis points in the yield offset by an increase in the average balance of $31.8 million. Interest income on money market funds decreased $183,000 due to the average balance decreasing to $0 during 2010 from $27.6 million in 2009.

Total interest expense decreased $5.9 million, or 21.4%, to $21.7 million for 2010, due primarily to a $5.4 million decrease in interest expense on deposits and a $522,000 decrease in interest expense on Federal Home Loan Bank advances. The decreased deposit expense was due to a 71 basis point decrease in the average rate paid on deposits, primarily due to the lower interest rate environment as well as the repricing of promotional rate certificates of deposit which were obtained in 2009, as well as a decrease of $3.0 million in the average outstanding balance on total interest-bearing deposit accounts. Interest expense on Federal Home Loan Bank advances and other borrowed funds decreased primarily due to a decrease in average borrowings of $18.5 million, offset by a 9 basis point increase in the rate paid on such borrowings.

2009 vs. 2008. Net interest income increased $1.9 million, or 8.9%, for 2009. The net interest margin was 2.16% for 2009 compared to 2.59% for 2008. The increase in net interest income was primarily attributable to an increase in the average balance of loans and mortgage related securities and a decrease in the cost of funds, offset by an increase in the average balance of deposits and borrowings and a decrease in the yield on interest-earning assets.

Total interest income increased $5.5 million, or 12.0%, to $51.4 million for 2009, due primarily to a $3.7 million, or 11.9%, increase in interest and fees on loans and a $2.3 million, or 18.6%, increase in interest on mortgage related securities. Interest income on loans increased due to an increase in the average balance of $106.8 million, offset by a 43 basis point decrease in the yield on loans from 5.94% to 5.51%, primarily due to the lower interest rate environment. Interest income on mortgage related securities increased due to an increase in the average balance of $105.7 million, offset by an 85 basis point decrease in yield on mortgage related securities from 5.01% to 4.16%. Interest income on interest-earning demand deposits increased to $622,000 from $131,000 due to an increase in the average balance of $40.3 million.

Total interest expense increased $3.6 million, or 14.9%, to $27.6 million for 2009, due primarily to a $2.1 million increase in interest expense on deposits, a $676,000 increase in interest expense on Federal Home Loan Bank advances and a $772,000 increase in interest expense on other borrowed funds. The increased deposit expense was due to an increase of $200.0 million in the average outstanding balance on interest-bearing deposit accounts due to Fox Chase Bank's promotions in the first half of 2009, offset by a 62 basis point decrease in the average rate paid on deposits. Interest expense on Federal Home Loan Bank advances and other borrowed funds increased primarily due to an increase in average borrowings of $45.5 million offset by a 13 basis point decrease in the rate paid on such borrowings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Years Ended December 31,								
	2010			2009			2008		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Interest-earning demand deposits	$ 82,257	$ 286	0.35%	$ 50,506	$ 622	1.23%	$ 10,218	$ 131	1.28%
Money market funds	—	—	0.00%	27,564	183	0.67%	16,892	536	3.17%
Mortgage related securities									
Available-for-sale	348,208	11,727	3.37%	352,542	14,654	4.16%	246,811	12,356	5.01%
Held-to-maturity	8,025	147	1.83%						
Taxable securities	28,197	471	1.67%	28,102	764	2.72%	29,334	1,240	4.23%
Nontaxable securities	8,318	334	4.01%	12,082	482	3.99%	15,350	613	3.99%
Loans:									
Residential loans	262,028	13,633	5.20%	266,577	14,575	5.47%	238,858	13,550	5.67%
Commercial loans	330,651	18,913	5.64%	285,460	15,882	5.49%	203,391	13,048	6.31%
Consumer loans	63,488	3,774	5.94%	73,572	4,236	5.76%	76,545	4,410	5.76%
Total Loans	656,167	36,320	5.50%	625,609	34,693	5.51%	518,794	31,008	5.94%
Allowance for loan losses	(11,415)			(7,311)			(3,857)		
Net loans	644,752	36,320		618,298	34,693		514,937	31,008	
Total interest-earning assets	1,119,757	49,285	4.33%	1,089,094	51,398	4.67%	833,542	45,884	5.45%
Noninterest-earning assets	46,932			37,282			35,946		
Total assets	$ 1,166,689			$ 1,126,376			$ 869,488		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and money market deposit accounts	$ 214,111	$ 1,504	0.70%	$ 189,946	$ 2,874	1.51%	$ 109,499	$ 2,307	2.11%
Savings accounts	53,975	45	0.08%	51,350	90	0.17%	52,748	158	0.30%
Certificates of deposit	476,258	13,654	2.87%	506,076	17,625	3.48%	385,141	15,998	4.15%
Total interest-bearing deposits	744,344	15,203	2.04%	747,372	20,589	2.75%	547,388	18,463	3.37%
FHLB advances	125,963	4,789	3.75%	144,224	5,311	3.63%	122,145	4,635	3.73%
Other borrowed funds - short term	—	—	0.00%	284	2	0.69%	—	—	0.00%
Other borrowed funds - long term	50,000	1,733	3.42%	50,000	1,733	3.42%	26,863	963	3.53%
Total borrowings	175,963	6,522	3.66%	194,508	7,046	3.57%	149,008	5,598	3.70%
Total interest-bearing liabilities	920,307	21,725	2.35%	941,880	27,635	2.92%	696,396	24,061	3.44%
Noninterest-bearing deposits	70,256			50,743			46,044		
Other noninterest-bearing liabilities	9,341			8,665			5,462		
Total liabilities	999,904			1,001,288			747,902		
Retained earnings	158,633			120,619			121,852		
Accumulated comprehensive income	8,152			4,469			(266)		
Total stockholder's equity	166,785			125,088			121,586		
Total liabilities and stockholders' equity	$ 1,166,689			$ 1,126,376			$ 869,488		
Net interest income		$ 27,560			$ 23,763			$ 21,823	
Interest rate spread			1.98%			1.75%			2.01%
Net interest margin			2.42%			2.16%			2.59%
Average interest-earning assets to average interest-bearing liabilities			121.67%			115.63%			119.69%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by current volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2010 Compared to Year Ended December 31, 2009			Year Ended December 31, 2009 Compared to Year Ended December 31, 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest and dividend income:						
Interest-earning demand deposits	$ (727)	$ 391	$ (336)	$ (27)	$ 518	$ 491
Money market funds	—	(183)	(183)	(692)	339	(353)
Mortgage related securities						
Available-for-sale	(2,747)	(180)	(2,927)	(2,995)	5,293	2,298
Held-to-maturity	—	147	147	—	—	—
Taxable securities	(296)	3	(293)	(424)	(52)	(476)
Nontaxable securities	2	(150)	(148)	—	(131)	(131)
Loans:						
Residential loans	(693)	(249)	(942)	(547)	1,572	1,025
Commercial loans	517	2,514	3,031	(2,432)	5,266	2,834
Consumer loans	119	(581)	(462)	(2)	(172)	(174)
Total loans	(57)	1,684	1,627	(2,981)	6,666	3,685
Total interest-earning assets	(3,825)	1,712	(2,113)	(7,119)	12,633	5,514
Interest Expense:						
NOW and money market deposits	(1,736)	366	(1,370)	(1,128)	1,695	567
Savings accounts	(50)	5	(45)	(64)	(4)	(68)
Certificates of deposit	(2,933)	(1,038)	(3,971)	(3,396)	5,023	1,627
Total interest-bearing deposits	(4,719)	(667)	(5,386)	(4,588)	6,714	2,126
FHLB advances	150	(672)	(522)	(162)	838	676
Other borrowed funds - short term	—	(2)	(2)	—	2	2
Other borrowed funds- long term	—	—	—	(59)	829	770
Total borrowings	150	(674)	(524)	(221)	1,669	1,448
Total interest-bearing liabilities	(4,569)	(1,341)	(5,910)	(4,809)	8,383	3,574
Net change in net interest income	$ 744	$ 3,053	$ 3,797	$ (2,310)	$ 4,250	$ 1,940

Provision for Loan Losses.

2010 vs. 2009. Fox Chase Bancorp recorded a provision for loan losses of $6.2 million in 2010 compared to $9.1 million in 2009. The $6.2 million provision was primarily a result of: (1) net charge-offs of $4.4 million, of which $2.5 million related to the commercial loan portfolio, $1.4 million related to the residential mortgage portfolio and $514,000 related to the consumer loan portfolio; (2) the establishment of reserves of $800,000 on impaired commercial loans at December 31, 2010 based primarily on the decrease in the appraised values of the collateral supporting the loans and (3) the establishment of reserves of $1.0 million on impaired residential mortgage as new residential mortgages went on nonaccrual during the year.

2009 vs. 2008. Fox Chase Bancorp recorded a provision for loan losses of $9.1 million in 2009 compared to $2.9 million in 2008. The increase in the provision was a result of: (1) charge-offs of $4.7 million, of which $4.4 million related to Fox Chase Bank's commercial loan portfolio; (2) the establishment of reserves of $3.1 million on impaired commercial loans at December 31, 2009 based primarily on the decrease in the appraised value of the collateral supporting the loan; (3) the establishment of reserves of $1.2 million on impaired residential mortgages and consumer loans based primarily on the decrease in the appraised value of the collateral supporting the loan; (4) an increase in general reserves on construction and commercial loans, primarily related to downgrades in internal risk ratings on existing credits; and (5) an increase in general reserves on residential mortgages and consumer loans, due to the weakened economic conditions.

An analysis of the changes in the allowance for loan losses is presented under "*—Risk Management—Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. The following table shows the components of noninterest income for 2010, 2009 and 2008.

	Year Ended December 31, 2010	2009	2008	$ Change 2010/2009	% Change 2010/2009	$ Change 2009/2008	% Change 2009/2008
	(Dollars in thousands)						
Service charges and other fee income	$ 1,112	$ 918	$ 748	$ 194	21.1%	$ 170	22.7%
Net gain on sale of loans	—	3	10	(3)	(100.0)	(7)	(70.0)
Net gain on sale of premises and equipment	6	—	—	6	100.0	—	—
Net gain on sale of other real estate owned	44	—	—	44	100.0	—	—
Impairment loss on real estate held for investment	—	(150)	—	150	(100.0)	(150)	—
Income on bank-owned life insurance	471	453	452	18	4.0	1	0.2
Other	293	319	77	(26)	(8.2)	242	314.3
Total other-than-temporary impairment loss	—	(605)	—	605	(100.0)	(605)	—
Less: Portion of loss recognized in other comprehensive income (before taxes)	—	448	—	(448)	100.0	448	—
Net other-than-temporary impairment loss	—	(157)	—	157	(100.0)	(157)	—
Net gains on sale of investment securities	1,963	2,381	118	(418)	(17.6)	2,263	1,917.8
Net investment securities gains	1,963	2,224	118	(261)	(11.7)	2,106	1,784.7
Total Noninterest Income	$ 3,889	$ 3,767	$ 1,405	$ 122	3.2%	$ 2,362	168.1%

2010 vs. 2009. Noninterest income increased $122,000 for 2010. The increase for 2010 was primarily due to an increase in service charges and other fee income as a result of $212,000 increase in deposit related fee income to $862,000 from $650,000 in 2009, offset by an $18,000 decrease in loan fee income to $251,000 from $269,000 in 2009. The increase in deposit related fees was the result of an increase in cash management fees as the number of such accounts continued to grow and increased ATM fees based on higher usage. The decrease in loan fee income was due to a $146,000 decrease in net loan servicing income, which included an increase in the valuation allowance on the Bank's mortgage servicing rights of $46,000 in 2010. The valuation allowance decreased $48,000 in 2009, resulting in a net $94,000 decrease in 2010. This decrease was offset by an increase of $128,000 in other loan fee income, which was related to an increase in unused line of credit fees on commercial and industrial loans and fees on commercial loan accounts. Other income decreased primarily as a result of a decrease of $68,000 of income earned on the Bank's investment in Philadelphia Mortgage Advisors, Inc., offset by a $38,000 increase in merchant processing fees. Impairment loss on real estate held for investment decreased $150,000 as the Bank recorded an impairment loss in the fourth quarter of 2009 due to an updated valuation of the underlying real estate following the default of a prospective buyer. There was no impairment recorded in 2010. These increases were offset by a decrease in the net gains on the sale of investment securities.

2009 vs. 2008. Noninterest income increased $2.4 million for 2009. The increase was primarily due to an increase in gains on the sale of investment securities offset by an other-than-temporary impairment loss on investment securities. Other noninterest income increased primarily due to earnings from Philadelphia Mortgage Advisors of $234,000, due to increased loan originations in the lower interest rate environment. Service charges and other fee income increased as Fox Chase Bank reduced the valuation allowance on its mortgage servicing rights by $48,000 compared to recording a valuation allowance of $133,000 for the same period in 2008. The reduced valuation allowance was primarily due to assumed slower mortgage prepayments. All the increases were offset by an impairment loss on real estate held for investment that was recorded in the fourth quarter of 2009 due to an updated valuation of the underlying real estate following the default of a prospective buyer.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for 2010, 2009 and 2008.

	Year Ended December 31,			$ Change 2010/2009	% Change 2010/2009	$ Change 2009/2008	% Change 2009/2008
	2010	2009	2008				
	(Dollars in thousands)						
Salaries, benefits and other compensation	$ 12,128	$ 11,503	$ 11,313	$ 625	5.4%	$ 190	1.7%
Occupancy expense	1,822	1,825	1,879	(3)	(0.2)	(54)	(2.9)
Furniture and equipment expense	562	724	899	(162)	(22.4)	(175)	(19.5)
Data processing costs	1,524	1,518	1,610	6	0.4	(92)	(5.7)
Professional fees	1,374	1,107	1,124	267	24.1	(17)	(1.5)
Marketing expense	291	346	463	(55)	(15.9)	(117)	(25.3)
FDIC premiums	1,401	1,795	176	(394)	(21.9)	1,619	919.9
Provision for loss on other real estate owned	436	—	—	436	100.0	—	—
Other real estate owned expense	107	—	—	107	100.0	—	—
Other	1,727	1,515	1,484	212	14.0	31	2.1
Total Noninterest Expense	$ 21,372	$ 20,333	$ 18,948	$ 1,039	5.1%	$ 1,385	7.3%

2010 vs. 2009. In 2010, noninterest expense increased $1.0 million, or 5.1%. Included in this increase is $543,000 of costs related to other real estate owned comprised of $436,000 of valuation adjustments on such properties and $107,000 of holding costs, such as real estate taxes and insurance, on other real estate owned. There were no such other real estate owned costs in the year ended December 31, 2009. Salaries, benefits and compensation increased $625,000 for the year ended December 31, 2010 due to higher salary expense from annual merit increases, higher incentive compensation accruals and incremental ESOP costs as the Company increased the benefits for employees in conjunction with the mutual to stock conversion in the second quarter of 2010. Professional fees increased by $267,000 for the year ended December 31, 2010 primarily due to incremental legal costs associated with the elevated level of nonperforming assets. Other expense increased $212,000 primarily due to higher OTS supervisory costs, higher public company costs and increased fraud loss on checking accounts. The increases were offset by (1) a decrease in furniture and equipment expense, primarily as a result of certain fixed assets becoming fully depreciated in 2009 and 2010 and (2) a decrease in FDIC premiums of $394,000 for the year ended December 31, 2010 primarily due to the special assessment of $536,000 which occurred during the second quarter of 2009.

2009 vs. 2008. In 2009, noninterest expense increased $1.4 million, or 7.3%. The increase in noninterest expense for 2009 was primarily a result of FDIC premiums increasing $1.6 million due to: (1) a one-time industry-wide FDIC special assessment of $536,000 assessed in the second quarter of 2009; (2) Fox Chase Bank's FDIC insurance credit being fully utilized during the fourth quarter of 2008; and (3) an increase in both the average deposit balances and the FDIC premium rate. Salaries and benefits costs increased $190,000 associated with annual merit increases as well as the hiring of a new middle market lending team in the second quarter of 2009. These increases were offset by: (1) a decrease in furniture and equipment expense, primarily as a result of certain fixed assets becoming fully depreciated in 2009; (2) a decrease in marketing expense of $117,000 due to reduced promotional offers and advertising performed during 2009; and (3) a decrease in data processing costs due to reduced costs associated with a renegotiated contract with Fox Chase Bank's data processing provider, which became effective in the first quarter of 2009.

Income Taxes.

2010 vs. 2009. Income tax expense for 2010 was $1.1 million compared to an income tax benefit of $827,000 for 2009. The increase in 2010 was primarily due to a $5.7 million increase in pre-tax income. The effective tax rate for 2010 and 2009 was 29.0% and (44.6)%, respectively.

2009 vs. 2008. Income tax benefit for 2009 was $827,000 compared to income tax expense of $165,000 for 2008. The decrease in 2009 was primarily due to a $3.2 million decrease in pre-tax income. The effective tax rate for 2009 and 2008 was (44.6)% and 12.0%, respectively.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers due to unforeseen circumstances. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Further, we have strengthened our oversight of problem assets through the formation of a Special Assets Department in December 2009. The department, which is run by our Chief Operating Officer and consists of three other loan and credit administration officers, increases the frequency with which criticized and classified credits are reviewed and aggressively acts to resolve problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is generated and sent to the borrower. A second notice is sent and phone calls are made ten days later. If payment is not received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 45th day of delinquency for a loan on a Pennsylvania property or the 60th day of delinquency for a loan on a New Jersey property, a notice is sent to the borrower advising them that they have a specified period of time to cure their default before legal action begins. If no successful workout can be achieved, after a loan becomes 90 days delinquent, we typically commence foreclosure or other legal proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at or subsequent to foreclosure. We also may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the Board of Directors or a committee of the Board monthly regarding the status of nonperforming loans, other real estate owned, troubled debt restructurings, loans delinquent more than 30 days and any other loan requiring special attention.

Analysis of Nonperforming and Classified Assets. We consider other real estate owned, loans that are 90 days or more past due and loans that are not 90 days past due, but where collection of principal or interest is in doubt, to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and any previously recorded interest is reversed and recorded as a reduction of loan interest and fee income. Generally, payments received on a nonaccrual loan are applied to the outstanding principal at the time received, unless collection of principal and interest in full is considered probable.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure are classified as other real estate owned until sold. When property is acquired, it is initially recorded at the lower of its cost or fair value, less estimated selling expenses. Holding costs are recorded as other real estate owned expense and declines in fair value after acquisition of the property are recorded as provision for loss on other real estate owned in the consolidated statements of operations.

The following table provides information with respect to our nonperforming assets by segment at the dates indicated. We had $10.7 million of troubled debt restructurings at December 31, 2010, which consisted of three construction loans totaling $5.5 million, two commercial real estate loans totaling $1.4 million, two commercial and industrial loans totaling $2.8 million and one residential mortgage loan totaling $1.0 million. We had troubled debt restructurings totaling $1.2 million related to three residential mortgage loans as of December 31, 2009. We had no troubled debt restructurings at December 31, 2008, 2007 or 2006. For additional discussion see "*Troubled Debt Restructurings*".

	At December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Nonaccrual loans:					
One- to four-family real estate	$ 10,813	$ 7,740	$ 1,503	$ 155	$ 284
Multi-family and commercial real estate	6,180	4,738	685	105	—
Construction	9,279	15,739	3,495	—	—
Consumer	365	612	167	—	—
Commercial and industrial	—	250	—	—	—
Total	26,637	29,079	5,850	260	284
Accruing loans past due 90 days or more:					
One- to four-family	—	—	—	559	—
Multi-family and commercial real estate	—	601	—	—	2,941
Total	—	601	—	559	2,941
Total of nonperforming loans and accruing loans 90 days or more past due	$ 26,637	$ 29,680	$ 5,850	$ 819	$ 3,225
Other real estate owned	3,186	4,052	—	—	—
Total nonperforming assets	$ 29,823	$ 33,732	$ 5,850	$ 819	$ 3,225
Total nonperforming loans and accruing loans past due 90 days or more to total loans	4.07%	4.62%	0.98%	0.18%	0.90%
Total nonperforming loans to total assets	2.43	2.53	0.63	0.10	0.43
Total nonperforming assets to total assets	2.72	2.87	0.63	0.10	0.43

The following table sets forth our nonaccrual loans and accruing loans past due 90 days or more by state and loan segment at December 31, 2010.

	One- to Four-Family Real Estate		Multi Family and Commercial Real Estate		Construction		Consumer		Commercial and Industrial		Total	
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
	(Dollars in thousands)											
Pennsylvania	7	$ 5,735	2	$ 658	2	$ 2,866	1	$ 10	—	$ —	12	$ 9,269
New Jersey	7	5,078	5	5,522	2	6,413	2	355	—	—	16	17,368
Total	14	$ 10,813	7	$ 6,180	4	$ 9,279	3	$ 365	—	$ —	28	$ 26,637

The following table provides a rollforward of the nonperforming assets, by loan segment and assets acquired through foreclosure, from December 31, 2009 to December 31, 2010.

	At December 31, 2009	Additional Non-Performing Assets, Net	Return to Accrual Status	Payments Received, Net	Net Charge-offs/ Valuation Allowances	Transfer To Assets Acquired Through Foreclosure	At December 31, 2010
	(Dollars in thousands)						
Nonperforming loans							
One- to four-family real estate	$ 7,740	$ 6,288	$ (1,106)	$ (450)	$ (1,351)	$ (308)	$ 10,813
Multi-family and commercial real estate (1)	5,339	4,334	(40)	(3,464)	11	—	6,180
Construction	15,739	2,147	—	(5,727)	(1,990)	(890)	9,279
Consumer	612	590	(114)	(228)	(495)	—	365
Commercial and industrial	250	803	—	(558)	(495)	—	—
Total	29,680	14,162	(1,260)	(10,427)	(4,320)	(1,198)	26,637
Assets acquired through foreclosure	4,052	—	—	(1,628)	(436)	1,198	3,186
Total nonperforming assets	$ 33,732	$ 14,162	$ (1,260)	$ (12,055)	$ (4,756)	$ —	$ 29,823

(1) At December 31, 2009, multi-family and commercial real estate includes a $601,000 loan that was past due more than 90 days, but still accruing interest.

At December 31, 2010, nonperforming assets were comprised of the following:

- Four construction loans for residential developments, the largest of which was a $3.9 million loan collateralized by a residential housing development in Cape May County, New Jersey. The three other nonaccrual construction loans totaled $5.4 million at December 31, 2010 and are collateralized by a condominium project located in Atlantic County, New Jersey, land and improvements associated with a residential housing development in Chester County, Pennsylvania and a single family home residential development in Montgomery County, Pennsylvania.

- Seven multi-family and commercial real estate loan relationships, the largest of which was a $2.6 million loan secured by a self-storage facility located in Burlington County, New Jersey.

- Fourteen one-to four-family loans, the largest two of which are a $4.9 million loan secured by a residential home located in Pennsylvania and a $3.4 million loan secured by a residential home located in New Jersey.

- Three consumer loans, each of which is secured by a second or third mortgage position.

- Three properties in other real estate owned, consisting of a single family residential development located in Atlantic County, New Jersey with a carrying value of $1.9 million, a condominium project located in Philadelphia County, Pennsylvania with a carrying value of $616,000 and a single family residential home in Atlantic County, New Jersey with a carrying value of $732,000.

For a discussion of the allowance related to these assets, see *"Analysis and Determination of the Allowance for Loan Losses—Allowance Required for Impaired Loans."*

Interest income that would have been recorded for 2010 had nonaccruing loans been current according to their original terms was approximately $1.9 million. Interest income included in net income for these loans for 2010 was $399,000.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our criticized and classified assets at the dates indicated.

	At December 31,		
	2010	2009	2008
		(In thousands)	
Special mention assets	$ 21,102	$ 23,450	$ 22,472
Substandard assets	45,948	41,494	8,800
Doubtful assets	—	—	200
Total criticized and classified assets	$ 67,050	$ 64,944	$ 31,472

At December 31, 2010, substandard assets were comprised of: (1) $26.6 million in nonperforming loans and $3.2 million of other real estate owned identified in the nonperforming asset table; (2) $13.9 million related to six loans that are current on principal and interest payments but are classified due to weaknesses in each of the borrower's underlying businesses; (3) $559,000 representing the amortized cost of the private label residential mortgage related security that was classified as other-than-temporary impaired during the June 2009 quarter; and (4) $1.7 million in real estate held for investment.

At December 31, 2010, Fox Chase Bank had fifteen loans classified as special mention, which were comprised of one loan relationship totaling $200,000 for the purchase of land related a development of residential homes and fifteen multi-family and commercial real estate projects totaling $20.9 million.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2010		2009		2008	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(In thousands)			
One- to four-family real estate	$ 96	$ 144	$ 678	$ —	$ 104	$ 92
Multi-family and commercial real estate	4,735		198	2,303	766	337
Construction	—	—	—	—	—	—
Consumer	170	—	393	3	63	83
Commercial and industrial	—	—	—	—	—	—
Total	$ 5,001	$ 144	$ 1,269	$ 2,306	$ 933	$ 512

At December 31, 2010, delinquent loans were comprised of twelve different loan relationships. The largest delinquent loan was a $4.7 million loan secured by commercial real estate loan, partially owner occupied in Chester County, Pennsylvania.

Troubled Debt Restructurings. A troubled debt restructuring ("TDR") exists if a borrower is experiencing financial difficulties and the Bank grants the borrower a concession that it would not otherwise grant to collect a loan. At December 31, 2010, the Bank had TDRs totaling $10.7 million. Of this amount, $2.1 million is a construction loan which is classified as a nonperforming asset. The remaining $8.6 million is comprised of $7.6 million related to six commercial relationships and $1.0 million related to one residential mortgage relationship. The $8.6 million in TDRs are on accrual status as the borrowers (1) have a demonstrated history of making payment as contractually due and are current as of December 31, 2010, (2) have provided evidence which supports the borrower's ability to make payments and (3) if the loan is collateral dependent, a recent appraisal indicates the borrower has sufficient equity in the underlying property to repay the debt.

Each of the commercial loans has been classified a TDR because the loan matured during 2010 and the Bank extended the loan with uncertainty as to whether the borrower could obtain financing from another financial institution, thus representing the granting of a financial concession. The Bank has not reduced the interest rate on any of the six TDR loans. All loans classified as TDRs are considered impaired; even if the loan is classified as accruing at December 31, 2010.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When changes in the allowance are necessary, an adjustment is made. The adjustments to the allowance are made by management and presented to the Audit Committee of the board of directors.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Allowance Required for Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that Fox Chase Bank will be unable to collect future payments of principal or interest as contractually due. Fox Chase Bank applies its normal loan review procedures in determining if a loan is impaired, which includes reviewing the collectability of delinquent and internally classified loans on a regular basis and at least quarterly. Additionally, all loans classified as a TDR are considered impaired. When a loan is classified as impaired, an impairment analysis is performed within the quarter in which a loan is identified as impaired to determine if a valuation allowance is needed.

In measuring impairment, Fox Chase Bank determines whether repayment is expected through cash flows from the borrower or the borrower's underlying business or property. In determining the likelihood of collecting principal and interest, the Bank considers all available and relevant information, including the borrower's actual and projected cash flows, balance sheet strength, liquidity and overall financial position. If repayment from the borrower or the underlying business or property is determined to be unlikely, and collateral exists, Fox Chase Bank considers the loan to be collateral dependent.

For impaired loans that are collateral dependent, the Bank performs an impairment analysis in the quarter the loan is identified as impaired. In measuring the initial amount of impairment for a collateral dependent loan, the Bank reviews the condition of the underlying property. Such review includes visiting and examining the property, reviewing the age and value of the most recent appraisal on file, reviewing the list price if the property is for sale and calculating loan to value ratios. At December 31, 2010, Fox Chase Bank utilized an external appraisal to determine fair value for all collateral dependent nonaccrual loans and all other collateral dependent impaired loans greater than $500,000.

The Bank reexamines each of its impaired loans on a quarterly basis to determine if any adjustments to the net carrying amount of a loan is required. For collateral dependent loans, the Bank takes into consideration current facts and circumstances in analyzing whether the fair value of the collateral has increased or decreased significantly such that a change to the corresponding valuation allowance is required. Such analysis may be based on many different sources, including, but not limited to: (1) sales values of comparable properties or units within the same development relative to the appraised values for such properties or units that occurred since the date of the last appraisal; (2) sales agreements that may be entered into on the property since the date of the last appraisal; or (3) offers the Bank receives on projects or properties since the date of the last appraisal. If current facts and circumstances are insufficient to determine fair value, Fox Chase Bank obtains a new appraisal. Further, the Bank's policy is to obtain an appraisal on each impaired loan annually.

If the fair value of a collateral dependent loan, less costs to sell, is less than the loan's carrying amount, the Bank establishes a provision to the allowance for loan losses in the amount of the difference between fair value, less costs to sell, and the loan's carrying amount. The Bank recognizes charge-offs associated with impaired loans when all or a portion of a loan is considered to be uncollectible. Charge-off amounts are based on appraised value, less estimated costs to sell. As of December 31, 2010, the Bank had not recognized a charge-off in an amount different from the calculated impairment, based on external appraisal of fair value of the collateral, less costs to sell.

For loans that are not collateral dependent, we establish a specific allowance on impaired loans based on management's estimate of the discounted cash flows the Bank expects to receive from the borrower. Factors considered in evaluating such cash flows include: (1) the strength of the customer's personal or business cash flows and personal guarantees; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral, if applicable; (5) the strength of our collateral position, if applicable; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

At December 31, 2010, the Bank had $39.1 million of impaired loans comprised of (1) $26.6 million of nonaccrual loans (See - *Analysis of Nonperforming and Classified Assets*); (2) $8.6 million of TDRs (See — *Troubled Debt Restructurings*) and (3) a $3.9 million construction loan, secured by land and homes in a retirement community in Dover, Delaware, which is classified as impaired. The borrower has made all payments as contractually due, however, the loan is classified as impaired as the loan matures in the first quarter of 2011 and it is unlikely the borrower will be able to pay the loan in full, at maturity, as contractually due. The Bank is currently in negotiations to modify the loan with the borrower. This loan is on accrual status as of December 31, 2010 as the borrower

(1) has demonstrated a history of making payments as contractually due and is current as of December 31, 2010, (2) has provided evidence supporting the ability to make payments for the foreseeable future, and (3) a recent appraisal indicates the borrower has equity in the underlying property.

Management has recorded an allowance for loan losses on impaired loans of $5.2 million at December 31, 2010 relating to $35.6 million in impaired loans. Such allowance for loan losses are determined based on either (1) management's estimate of discounted cash flows that the Bank expects to receive over the life of the loan or (2) for collateral dependent loans, appraised value less costs to sell.

At December 31, 2010, the Bank had $3.6 million of impaired loans that had no related valuation allowance. The $3.6 million is comprised of four loans which were all collateral dependent. For each of these loans, the fair value of the collateral, less costs to sell, was greater than the loan's carrying amount and therefore no allowance for loan loss was required. Fair value was based on an external appraisal.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans (1) that are classified, but are not considered impaired and (2) that are not classified, to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan category and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include loss experience, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs by particular segments and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis.

For new commercial loan relationships originated in the last twelve months, management reviews and provides a loss factor for each individual commercial loan relationship. Generally, management believes the risk of default on recently underwritten loans is relatively low at the time of origination and increases with time, at some point moderating. This is supported by the concept that the fair value of the loan at inception approximates its book value. New commercial loans are reviewed on a quarterly basis, and allowance for loan loss factors adjusted commensurate with assessed changes in the loan's risk.

At December 31, 2010, our allowance for loan losses was $12.4 million, which represented 1.90% of total loans and 46.7% of nonperforming loans. At December 31, 2010, an allowance for loan losses for impaired loans was $5.2 million and the general valuation allowance for the loan portfolio was $7.2 million. At December 31, 2009, our allowance for loan losses was $10.6 million, which represented 1.65% of total loans and 35.7% of nonperforming loans. At December 31, 2009 an allowance for loan losses for impaired loans was $4.3 million and the general valuation allowance for the loan portfolio was $6.3 million. At December 31, 2008, our allowance for loan losses was $6.3 million, which represented 1.05% of total loans and 107.0% of nonperforming loans. At December 31, 2008, an allowance for loan losses for impaired loans was $926,000 and the general valuation allowance for the loan portfolio was $5.3 million.

The increase in general valuation allowance of $900,000 during 2010 was primarily due to growth in loans receivable in the Bank's commercial real estate and commercial portfolios offset by decrease in loans receivable in the Bank's residential mortgage and consumer portfolios. Commercial real estate and commercial portfolios have higher loss reserve factors than the residential mortgage and consumer portfolios. The increase in general valuation allowance of $1.0 million during 2009 was primarily due to loan classification downgrades in our commercial loan portfolio related to the deterioration in the national and local economy, and the resulting negative impact on unemployment and real estate values in our geographic footprint of southern New Jersey and southeastern Pennsylvania. As loans are downgraded, the loss factors that are applied increase, resulting in an increase to the general allowance for loan loss. During 2009, we also updated credit scores on our consumer portfolio and increased our general valuation allowance for consumer loans where the borrower's FICO credit score was less than 660.

The allowance for loan losses at December 31, 2010 and 2009 represent application of loan loss policies, which comply with U.S. generally accepted accounting principles and all regulatory guidance.

We identify loans that may need to be charged off as a loss by reviewing all nonperforming, delinquent and criticized loans which we have concerns about collectability. A loan is charged off, when in our judgment, the loan or portion of a loan is considered uncollectible.

The following table sets forth the breakdown of impaired loans by loan segment as of December 31, 2010.

	Nonaccrual Loans	TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
	(In thousands)					
Real estate loans:						
One- to four-family	$ 10,813	$ 1,007	$ —	$ 11,820	$ 11,820	$ —
Multi-family and commercial	6,180	1,359	—	7,539	4,050	3,489
Construction	9,279	3,441	3,894	16,614	16,614	—
Consumer loans	365	—	—	365	303	62
Commercial and industrial	—	2,810	—	2,810	2,810	—
Total allowance for loan losses	$ 26,637	$ 8,617	$ 3,894	$ 39,148	$ 35,597	$ 3,551

A troubled debt restructuring of $2.1 million is excluded from the TDR column above as it is included in the nonaccrual loans and total impaired loans - see *"Troubled Debt Restructurings"*.

The following table sets forth the allowance for loan loss for impaired loans and general allowance by loan segment as of December 31, 2010

	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	TDRs	Other Impaired Loans	Total Impaired Loans	General	Total
	(In thousands)					
Real estate loans:						
One- to four-family	$ 1,537	$ 2	$ —	$ 1,539	$ 451	$ 1,990
Multi-family and commercial	195	70	—	265	4,022	4,287
Construction	2,447	258	195	2,900	360	3,260
Consumer loans	294	—	—	294	371	665
Commercial and industrial	—	196	—	196	1,848	2,044
Unallocated	—	—	—	—	197	197
Total allowance for loan losses	$ 4,473	$ 526	$ 195	$ 5,194	$ 7,249	$ 12,443

The following table sets forth the breakdown of the total allowance for loan losses by loan segment at the dates indicated.

	At December 31,									
	2010		2009		2008		2007		2006	
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$ 1,990	36.4%	$ 1,455	41.8%	$ 542	43.8%	$ 405	47.9%	$ 798	58.3%
Multi-family and commercial	4,287	35.4	3,476	32.4	2,220	26.2	1,245	16.9	784	12.4
Construction	3,260	4.8	3,782	6.4	2,449	10.9	872	10.3	318	3.2
Consumer loans	665	8.4	707	10.8	370	12.8	363	17.5	335	23.8
Commercial and industrial	2,044	15.0	1,064	8.6	577	6.3	486	7.4	446	2.3
Unallocated	197	—	121	—	102	—	5	—	268	—
Total allowance for loan losses	$ 12,443	100.0%	$ 10,605	100.0%	$ 6,260	100.0%	$ 3,376	100.0%	$ 2,949	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, increases may be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the years indicated.

	At December 31, 2010	2009	2008	2007	2006
	(Dollars in thousands)				
Allowance at beginning of period	$ 10,605	$ 6,260	$ 3,376	$ 2,949	$ 8,349
Charge-offs:					
Real estate loans:					
One- to four-family	1,403	148			
Multi-family and commercial	—	3,171			
Construction	1,990	1,257			
Consumer	514	131	19	2	8
Commercial and industrial	495	—	—	—	—
Total charge-offs	4,402	4,707	19	2	8
Recoveries	27	—	3	4	2
Net charge offs (recoveries)	4,375	4,707	16	(2)	6
Provision (credit) for loan losses	6,213	9,052	2,900	425	(5,394)
Allowance at end of period	$ 12,443	$ 10,605	$ 6,260	$ 3,376	$ 2,949
Allowance for loan losses to nonperforming loans	46.7%	35.7%	107.0%	412.2%	91.4%
Allowance for loan losses to total loans at the end of the period	1.90	1.65	1.05	0.75	0.82
Net charge-offs to average loans outstanding during the period	0.67	0.75	—	—	—

The following table provides a rollforward of the allowance for loan losses by loan segment from December 31, 2009 to December 31, 2010.

	At December 31, 2010						
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total Loans
				(In thousands)			
Balance, beginning	$ 1,455	$ 3,476	$ 3,782	$ 707	$ 1,064	$ 121	$ 10,605
Provision for loan losses	1,938	800	1,468	456	1,475	76	6,213
Loans charged off	(1,403)	—	(1,990)	(514)	(495)	—	(4,402)
Recoveries	—	11	—	16	—	—	27
Balance, ending	$ 1,990	$ 4,287	$ 3,260	$ 665	$ 2,044	$ 197	$ 12,443

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. To reduce the volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk generally is to emphasize the origination of shorter-term adjustable-rate loans, and to invest in securities that have shorter term adjustable-rates. Additionally, we have focused on increasing core deposits including non-interest bearing and money market deposit accounts, which provide greater pricing flexibility, as well as making efforts to extend maturities on certificates of deposit and wholesale borrowings to better match longer-term fixed rate assets.

We have a Risk Management Committee, which together with an Asset/Liability Management Committee, communicates, coordinates and controls all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We currently do not participate in systemic hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments, except that as of December 31, 2010, Fox Chase Bank had one interest rate swap in the notional amount of $1.1 million to hedge a 15-year fixed rate loan which was earning interest at 7.43%. Fox Chase Bank is receiving a variable rate payment of three-month LIBOR plus 2.24% and will pay fixed rate payments of 7.43%. The swap matures in April 2022 and had a market value loss position of $161,000 and $125,000 at December 31, 2010 and 2009, respectively.

Net Portfolio Value Analysis. We use a net portfolio value analysis prepared by the Office of Thrift Supervision and an internally prepared model to review our level of interest rate risk. Such analyses measure interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 100 basis points. The internal model differs from that prepared by the Office of Thrift Supervision as it assumes: (1) slower prepayments for fixed-rate one-to four-family loans; and (2) a longer duration for transaction accounts. Notwithstanding the different assumptions, the two models do not produce materially different results.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in the net portfolio value of Fox Chase Bank at September 30, 2010 (the latest date for which the information is available) that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	**Amount**	**Change**	**% Change**	**NPV Ratio**	**Change (bp)**
	(Dollars in thousands)				
300	$143,869	$(32,894)	(19)%	12.8%	(211)
200	159,786	(16,977)	(10)	13.9	(100)
100	171,644	(5,119)	(3)	14.7	(23)
50	174,712	(2,051)	(1)	14.8	(8)
0	176,763			14.9	
(100)	177,013	250	—	14.8	(5)
(200)	176,333	(430)	—	14.7	(15)

The decrease in our net portfolio value shown in the preceding table that would occur reflects: (1) that a substantial portion of our interest earning assets are fixed-rate residential loans and fixed rate investment securities; (2) the shorter duration of deposits, which reprice more frequently in response to changes in market interest rates; and (3) the size of our mortgage related securities portfolio, which would provide less cash flows as interest rates increase.

The Office of Thrift Supervision uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, wholesale borrowings, loan repayments and maturities and liquidation and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments and sales of securities are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy. We use a variety of measures to assess our liquidity needs, which are provided to our Asset/Liability Management Committee on a regular basis. Our policy is to maintain net liquidity of at least 50% of our funding obligations over the next month. Additionally, our policy is to maintain an amount of cash and short-term marketable securities equal to at least 15% of net deposits and liabilities that will mature in one year or less.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $38.3 million at December 31, 2010. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $311.3 million at December 31, 2010. In addition, at December 31, 2010, we had the ability to borrow a total of approximately $444.4 million from the Federal Home Loan Bank of Pittsburgh, of which we had $122.8 million outstanding.

At December 31, 2010, we had $165.1 million in loan commitments outstanding, which consisted of $438,000 of mortgage loan commitments, $22.2 million in home equity and consumer loan commitments, $139.0 million in commercial loan commitments and $3.4 million standby letters of credit.

Certificates of deposit due within one year of December 31, 2010 totaled $176.7 million, representing 44.6% of certificates of deposit at December 31, 2010. At December 31, 2009, certificates of deposit due within one year totaled $339.2 million, representing 64.7% of certificates of deposit at December 31, 2009. The decrease of in certificates of deposit due within one year of $162.5 million was primarily due to certificates of deposit obtained through a pricing promotion offered in March 2009 maturing in 2010. We believe the large percentage of certificates of deposit that mature within one year reflect customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2011.

The following table presents certain of our contractual obligations as of December 31, 2010.

Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
			Payments Due by Period (Dollars in thousands)		
Operating lease obligations (1)	$ 748	$ 473	$ 275	$ —	$ —
FHLB advances and other borrowings (2)	201,046	40,347	32,220	36,943	91,536
Other long-term obligations (3)	4,876	1,785	3,091	—	—
Total	$ 206,670	$ 42,605	$ 35,586	$ 36,943	$ 91,536

(1) Represents lease obligations for Fox Chase Bank's operations center, one commercial loan production office and equipment.
(2) Includes principal and projected interest payments.
(3) Represents obligations to Fox Chase Bancorp's third party data processing providers and other vendors. Fox Chase Bancorp renegotiated its third party data processing agreement during February 2009. The new agreement has a five-year term ending in 2013.

Our primary investing activities are the origination of loans and the purchase and sale of securities. Our primary financing activities consist of activity in deposit accounts and borrowed funds. Deposit flows are affected by the overall levels of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended December 31, 2010	2009
	(In thousands)	
Investing activities:		
Loan originations	$ (396,841)	$ (211,062)
Other decreases in loans	405,707	155,765
Purchase of loans	(18,724)	(127)
Purchase of loan participations	(9,064)	—
Security purchases	(118,616)	(313,473)
Security sales	36,480	77,531
Security maturities, calls and principal repayments	139,062	117,024
Financing activities:		
Changes in deposits	(146,514)	249,805
Net decrease in FHLB advances	(14,365)	(9,214)
Purchase of treasury stock	—	(4,521)
Merger of Fox Chase MHC	107	—
Net Proceeds from common stock offering	81,169	—
Purchase of common stock for ESOP	(3,485)	—

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2010, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See the notes to the consolidated financial statements included in this Report. In addition, due in part to its sufficient capital level, Fox Chase Bancorp did not participate in the U.S. Government sponsored Troubled Asset Relief Program ("TARP").

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, letters of credit and lines of credit. For information about our loan commitments and unused lines of credit, see note 11 of the notes to the consolidated financial statements. We currently have one hedge of a fixed-rate fifteen year $1.1 million loan, which provides for Fox Chase Bank to receive variable rate funds and pay fixed rate funds. For the years ended December 31, 2010 and 2009, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The information required by this item is included in Note 16 to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial condition and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Management's Report on Internal Control Over Financial Reporting

The management of Fox Chase Bancorp, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, utilizing the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2010, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, as stated in their reports, which are included herein.

/s/ Thomas M. Petro
Thomas M. Petro
President and Chief Executive Officer

/s/ Roger S. Deacon
Roger S. Deacon
Chief Financial Officer and Secretary

March 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fox Chase Bancorp, Inc.:

We have audited Fox Chase Bancorp, Inc.'s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fox Chase Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Fox Chase Bancorp, Inc., and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 14, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fox Chase Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Fox Chase Bancorp, Inc. and subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fox Chase Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for other-than-temporary impairments of debt securities due to the adoption of FASB Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," (included in FASB ASC Topic 320, *Investments — Debt and Equity Securities),* as of April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fox Chase Bancorp, Inc., internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011 expressed an unqualified opinion on the effectiveness of Fox Chase Bancorp, Inc.'s, internal control over financial reporting.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 14, 2011

CONSOLIDATED STATEMENTS OF CONDITION (IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2010	December 31, 2009
ASSETS		
Cash and due from banks	$ 156	$ 44
Interest-earning demand deposits in other banks	38,158	65,374
Total cash and cash equivalents	38,314	65,418
Investment securities available-for-sale	32,671	19,548
Mortgage related securities available-for-sale	278,632	402,919
Mortgage related securities held-to-maturity (fair value of $50,817 and $0)	51,835	—
Loans, net of allowance for loan losses of $12,443 at December 31, 2010 and $10,605 at December 31, 2009	642,653	631,296
Other real estate owned	3,186	4,052
Federal Home Loan Bank stock, at cost	9,913	10,435
Bank-owned life insurance	13,138	12,667
Premises and equipment	10,693	11,137
Real estate held for investment	1,730	1,730
Accrued interest receivable	4,500	4,467
Mortgage servicing rights, net	448	683
Deferred tax asset, net	1,376	1,467
Other assets	6,414	7,999
Total Assets	$ 1,095,503	$ 1,173,818
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 711,763	$ 858,277
Federal Home Loan Bank advances	122,800	137,165
Other borrowed funds	50,000	50,000
Advances from borrowers for taxes and insurance	1,896	2,119
Accrued interest payable	580	696
Accrued expenses and other liabilities	2,760	1,927
Total Liabilities	889,799	1,050,184
COMMITMENTS AND CONTINGENCIES (Note 11)		
STOCKHOLDERS' EQUITY		
Preferred stock ($.01 par value; 1,000,000 shares authorized, none issued and outstanding at December 31, 2010 and 2009)	—	—
Common stock ($.01 par value; 60,000,000 shares authorized, 14,547,173 shares issued and outstanding at December 31, 2010 and 35,000,000 shares authorized, 14,679,750 shares issued and 13,609,187 shares outstanding at December 31, 2009)	145	147
Additional paid-in capital	133,997	64,016
Treasury stock, at cost (0 shares at December 31, 2010 and 1,070,563 shares at December 31, 2009)	—	(11,814)
Common stock acquired by benefit plans	(9,283)	(6,862)
Retained earnings	74,307	71,604
Accumulated other comprehensive income, net	6,538	6,543
Total Stockholders' Equity	205,704	123,634
Total Liabilities and Stockholders' Equity	$ 1,095,503	$ 1,173,818

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended December 31,		
	2010	2009	2008
INTEREST INCOME			
Interest and fees on loans	$ 36,320	$ 34,693	$ 31,008
Interest on money market funds	—	183	536
Interest on mortgage related securities	11,874	14,654	12,356
Interest on investment securities available-for-sale			
Taxable	471	763	994
Nontaxable	334	482	613
Dividend income	—	1	246
Other interest income	286	622	131
Total Interest Income	49,285	51,398	45,884
INTEREST EXPENSE			
Deposits	15,203	20,589	18,463
Federal Home Loan Bank advances	4,789	5,311	4,635
Other borrowed funds	1,733	1,735	963
Total Interest Expense	21,725	27,635	24,061
Net Interest Income	27,560	23,763	21,823
Provision for loan losses	6,213	9,052	2,900
Net Interest Income after Provision for Loan Losses	21,347	14,711	18,923
NONINTEREST INCOME			
Service charges and other fee income	1,112	918	748
Net gain on sale of loans	—	3	10
Net gain on sale of premises and equipment	6	—	—
Net gain on sale of other real estate owned	44	—	—
Impairment loss on real estate held for investment	—	(150)	—
Income on bank-owned life insurance	471	453	452
Other	293	319	77
Total other-than-temporary impairment loss	—	(605)	—
Less: Portion of loss recognized in other comprehensive income (before taxes)	—	448	—
Net other-than-temporary impairment loss	—	(157)	—
Net gains on sale of investment securities	1,963	2,381	118
Net investment securities gains	1,963	2,224	118
Total Noninterest Income	3,889	3,767	1,405
NONINTEREST EXPENSE			
Salaries, benefits and other compensation	12,128	11,503	11,313
Occupancy expense	1,822	1,825	1,879
Furniture and equipment expense	562	724	899
Data processing costs	1,524	1,518	1,610
Professional fees	1,374	1,107	1,124
Marketing expense	291	346	463
FDIC premiums	1,401	1,795	176
Provision for loss on other real estate owned	436	—	—
Other real estate owned expense	107	—	—
Other	1,727	1,515	1,484
Total Noninterest Expense	21,372	20,333	18,948
Income (Loss) Before Income Taxes	3,864	(1,855)	1,380
Income tax provision (benefit)	1,120	(827)	165
Net Income (Loss)	$ 2,744	$ (1,028)	$ 1,215
Earnings (loss) per share:			
Basic	$ 0.20	$ (0.07)	$ 0.08
Diluted	$ 0.20	$ (0.07)	$ 0.08

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (IN THOUSANDS)
For the Years Ended December 31, 2010, 2009 and 2008

	Common Stock	Additional Paid in Capital	Treasury Stock	Common Stock Acquired by Benefit Plans	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total Equity
BALANCE - DECEMBER 31, 2007	$ 147	$ 62,909	$ (3,924)	$ (8,732)	$ 71,475	$ 496	$ 122,371
Purchase of treasury stock, net			(3,369)				(3,369)
Stock based compensation expense		950					950
Issuance of stock for vested equity awards		(503)		529	(26)		—
Unallocated ESOP shares committed to employees		56		384			440
Shares allocated in long-term incentive plan		104					104
Net income					1,215		1,215
Other comprehensive income						(491)	(491)
BALANCE - DECEMBER 31, 2008	$ 147	$ 63,516	$ (7,293)	$ (7,819)	$ 72,664	$ 5	$ 121,220
Purchase of treasury stock, net			(4,521)				(4,521)
Stock based compensation expense		961					961
Issuance of stock for vested equity awards		(542)		574	(32)		—
Unallocated ESOP shares committed to employees		(8)		383			375
Shares allocated in long-term incentive plan		89					89
Net loss					(1,028)		(1,028)
Other comprehensive income						6,538	6,538
BALANCE - DECEMBER 31, 2009	$ 147	$ 64,016	$ (11,814)	$ (6,862)	$ 71,604	$ 6,543	$ 123,634
Stock based compensation expense		929					929
Issuance of stock for vested equity awards		(519)		560	(41)		—
Unallocated ESOP shares committed to employees		18		504			522
Shares allocated in long-term incentive plan		89					89
Forfeited long-term incentive plan shares converted to treasury		30	(30)				—
Corporate Reorganization:							
Merger of Fox Chase Mutual Holding Company	(81)	188					107
Treasury stock retired	(11)	(11,833)	11,844				—
Exchange of common stock	(55)	55					—
Proceeds from stock offering, net of offering expenses	145	81,024					81,169
Purchase of common stock by ESOP				(3,485)			(3,485)
Net income					2,744		2,744
Other comprehensive income						(5)	(5)
BALANCE - DECEMBER 31, 2010	$ 145	$ 133,997	$ —	$ (9,283)	$ 74,307	$ 6,538	$ 205,704

The accompanying notes are an integral part of these consolidated financial statements.

FOX CHASE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended December 31,		
	2010	2009	2008
Cash Flows From Operating Activities			
Net income (loss)	$ 2,744	$ (1,028)	$ 1,215
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	6,213	9,052	2,900
Provision for loss on other real estate owned	436	—	—
Impairment loss on real estate held for investment	—	150	—
Depreciation	693	828	981
Net amortization of securities premiums and discounts	4,713	3,034	804
Benefit for deferred income taxes	(9)	(3,134)	(1,159)
Stock benefit plans	1,540	1,425	1,494
Pension plan settlement	—	—	137
Origination of loans held for sale	—	(585)	(3,197)
Proceeds from sales of loans held for sale	—	578	3,193
Net gain on sales of loans and loans held for sale	—	(3)	(10)
Net gain on sale of other real estate owned	(44)	—	—
Net gain on sale of premises and equipment	(6)		—
Net gain on sales of securities	(1,963)	(2,381)	(118)
Other-than-temporary impairment loss on investments	—	157	—
Earnings on investment in bank-owned life insurance	(471)	(453)	(452)
Decrease in mortgage servicing rights	235	144	239
Decrease (increase) in accrued interest receivable and other assets	1,454	(6,083)	(521)
Increase (decrease) in accrued interest payable, accrued expenses and other liabilities	717	13	(1)
Net Cash Provided by Operating Activities	16,252	1,714	5,505
Cash Flows from Investing Activities			
Equity investment in unconsolidated entity	—	(630)	—
Investment securities — available-for-sale:			
Purchases	(19,786)	(19,184)	(18,488)
Proceeds from sales	—	14,482	72,398
Proceeds from maturities, calls and principal repayments	6,882	12,500	11,495
Mortgage related securities — available-for-sale:			
Purchases	(46,229)	(294,289)	(144,815)
Proceeds from sales	36,480	63,049	22,051
Proceeds from maturities, calls and principal repayments	131,519	104,524	57,398
Mortgage related securities — held-to-maturity:			
Purchases	(52,601)	—	—
Proceeds from sales	—	—	—
Proceeds from maturities, calls and principal repayments	661	—	—
Net (decrease) increase in loans	8,866	(55,297)	(125,505)
Purchases of loans and loan participations	(27,788)	(127)	(19,335)
Net decrease (increase) in Federal Home Loan Bank stock	522	(728)	(3,832)
Increase in other investments	—	—	(120)
Deposit on real estate held for investment	—	77	
Purchases of premises and equipment	(243)	(217)	(231)
Proceeds from sales and payments on other real estate owned	1,672	—	11
Net Cash Provided (Used) by Investing Activities	39,955	(175,840)	(148,973)

(Continued)

FOX CHASE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended December 31,		
	2010	2009	2008
Cash Flows from Financing Activities			
Net (decrease) increase in deposits	(146,514)	249,805	22,912
(Increase) decrease in advances from borrowers for taxes and insurance	(223)	(470)	215
Federal Home Loan Bank advances	—	—	70,000
Principal payments on Federal Home Loan Bank advances	(14,365)	(9,214)	(3,621)
Other borrowings	—	—	30,000
Purchase of treasury stock	—	(4,521)	(3,369)
Merger of Fox Chase Mutual Holding Company	107	—	—
Proceeds from stock offering, net of offering expenses	81,169	—	—
Purchase of common stock by ESOP	(3,485)	—	—
Net Cash (Used) Provided by Financing Activities	(83,311)	235,600	116,137
Net (Decrease) Increase in Cash and Cash Equivalents	(27,104)	61,474	(27,331)
Cash and Cash Equivalents — Beginning	65,418	3,944	31,275
Cash and Cash Equivalents — Ending	$ 38,314	$ 65,418	$ 3,944
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 21,841	$ 27,666	$ 23,828
Income taxes paid	$ 1,501	$ 2,481	$ 916
Transfers of loans to assets acquired through foreclosure	$ 1,198	$ 4,052	$ —
Net charge-offs	$ 4,375	$ 4,707	$ 16

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Fox Chase Bancorp, Inc. (the "Bancorp") is a Maryland corporation that was incorporated in March 2010 to be the successor corporation to old Fox Chase Bancorp, Inc ("Old Fox Chase Bancorp, Inc."), the federal corporation and the former stock holding company for Fox Chase Bank (the "Bank"), upon completion of the mutual-to-stock conversion of Fox Chase MHC, the former mutual holding company for Fox Chase Bank.

The mutual-to-stock conversion was completed on June 29, 2010. In connection with the conversion, Bancorp sold a total of 8,712,500 shares of common stock at $10.00 per share in a related public offering. Concurrent with the completion of the offering, shares of Old Fox Chase Bancorp's common stock owned by public stockholders were exchanged for 1.0692 shares of Bancorp common stock. In lieu of fractional shares, Old Fox Chase Bancorp, Inc. shareholders were paid cash at a rate of $10.00 per share. Additionally, as part of the mutual-to-stock conversion, the Bank's Employee Stock Ownership Plan ("ESOP") acquired 348,500 shares, or 4.0% of Bancorp's issued shares, at $10.00 per share. As a result of the offering and the exchange, as of December 31, 2010, Bancorp had 14,547,173 shares outstanding. Net proceeds from the conversion and offering, after the loan made to the ESOP, were approximately $77.8 million.

Financial information presented in this Annual Report on Form 10-K is derived in part from the consolidated financial statements of Fox Chase Bancorp, Inc. and subsidiaries on and after June 29, 2010 and from the consolidated financial statements of Old Fox Chase Bancorp, Inc. and subsidiaries prior to June 29, 2010.

The Bancorp's primary business has been that of holding the common stock of the Bank and making two loans to the ESOP. The Bancorp is authorized to pursue other business activities permissible by laws and regulations for savings and loan holding companies.

Bancorp and the Bank (collectively referred to as the "Company") provide a wide variety of financial products and services to individuals and businesses through the Bank's eleven branches in Philadelphia, Richboro, Willow Grove, Warminster, Lahaska, Hatboro, Media and West Chester, Pennsylvania, and Ocean City, Marmora and Egg Harbor Township, New Jersey. The Bank also has an approximately 45% ownership in Philadelphia Mortgage Advisors, a mortgage banker located in Blue Bell, Pennsylvania and Ocean City, New Jersey. The operations of the Company are managed as a single business segment. The Company competes with other financial institutions and other companies that provide financial services.

The Company is subject to regulations of certain federal banking agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies which may subject them to further changes with respect to asset valuations and classifications, amounts of required loan loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations.

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of both the Bancorp and the Bank. The Bank's operations include the accounts of its wholly owned subsidiaries, Fox Chase Financial, Inc. and Fox Chase Service Corporation. Fox Chase Financial, Inc. is a Delaware chartered investment holding company whose sole purpose is to manage and hold investment securities. Fox Chase Service Corporation is a Pennsylvania corporation whose sole purpose is to make and manage the Bank's investment in Philadelphia Mortgage Advisors, Inc. ("PMA"). The consolidated financial statements do not include the transactions and balances of Fox Chase MHC, Old Fox Chase Bancorp's former mutual holding company parent, which ceased to exist as of June 29, 2010 as part of the mutual-to-stock conversion. All material inter-company transactions and balances have been eliminated in consolidation. Prior period amounts are reclassified, when necessary, to conform with the current year's presentation.

The Company follows accounting principles and reporting practices, which are in compliance with U.S. generally accepted accounting principles ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation and realizability of deferred tax assets and the evaluation of other than temporary impairment and valuation of investments.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risk and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic risk and regulatory risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis from its interest-earning assets. The Company's primary credit risk is the risk of defaults in the Company's loan portfolio that result from borrowers' inability or unwillingness to make contractually required payments. The Company's lending activities are concentrated in Southeastern Pennsylvania and Southern New Jersey. The ability of the Company's borrowers to repay amounts owed is dependent on several factors, including the economic conditions in the borrowers' geographic regions and the borrowers' financial conditions. The Company also has credit risk related to the risk of defaults in its investment securities portfolio. The ability of the Company's investment securities to be fully realized depends on several factors, including the cash flows, credit enhancements and underlying structures of the individual investment securities. Market risk reflects changes in the value of the collateral underlying loans, the valuation of real estate held by the Company, and the valuation of loans held for sale, securities, mortgage servicing assets and other investments.

The Company is subject to the regulations of various government agencies. These regulations may change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies that may subject them to further changes with respect to asset valuations and classifications, amounts required for the allowance for loan losses and operating restrictions resulting from the regulators' judgment based on information available to them at the time of their examination.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-earning demand deposits in other banks and money market funds. At times, such balances exceed the FDIC limits.

The Company accounts for cash accounts that are in a net overdraft position as a liability and reports changes in book overdraft positions in operating cash flows.

Investment and Mortgage Related Securities

The Company accounts for its investment securities in accordance with standards that require, among other things, that debt and equity securities are classified into three categories and accounted for as follows:

- Debt securities with the positive intention to hold to maturity are classified as "held-to-maturity" and reported at amortized cost.

- Debt and equity securities purchased with the intention of selling them in the near future are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings.

- Debt and equity securities not classified in either of the above categories are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as increases or decreases in other comprehensive income, a separate component of stockholders' equity. Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movement in interest rates, changes in the maturity or mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other factors.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Prior to April 1, 2009, declines in the fair value of available-for-sale securities below their cost that were deemed to be other than temporary were reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considered (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Beginning in April 1, 2009, the Company implemented ASC 320-10-65-1 "Recognition and Presentation of Other-Than-Temporary Impairments" that amended the accounting for recognizing other-than-temporary impairment for debt securities and expanded disclosure requirements for other-than-temporarily impaired debt and equity securities. Under the guidance, companies are required to record other-than-temporary impairment charges, through earnings, if they have the intent to sell, or will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. In addition, companies are required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's cash flows and its amortized cost basis. Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as a company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis. Finally, companies were required to record all previously recorded non-credit related other-than-temporary impairment charges for debt securities as cumulative effect adjustments to retained earnings as of the beginning of the period of adoption. Since the Company did not have any other-than-temporary impairment as of March 31, 2009, no cumulative effect adjustments were required at adoption.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Because of the volatility of the financial markets in which securities are traded, there is the risk that any future fair value could be significantly less than that recorded or disclosed in the accompanying financial statements. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The Company's investment in FHLB of Pittsburgh stock is carried at cost and was $9.9 million at December 31, 2010. As of July 1, 2010, the FHLB of Pittsburgh modified its methodology for calculating a member bank's required stock ownership. The new methodology requires a member bank to own capital stock in the FHLB of Pittsburgh in a minimum amount of at least 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh indicated it would not redeem any common stock associated with member advance repayments and that it may increase its individual member stock investment requirements. As of December 31, 2010, the new methodology provides for a minimum required capital stock ownership of $8.3 million and a maximum required stock ownership of $14.8 million. The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and has not paid a dividend through December 31, 2010.

Loans Held for Sale

The Company originates mortgage loans for investment and for sale. At origination, a mortgage loan is identified as either for sale or for investment. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses are recognized by charges to operations. Cash payments and cash receipts resulting from acquisitions and sales of loans are classified as operating cash flows if those loans are acquired specifically for resale. Cash receipts resulting from sales of loans that were not specifically acquired for resale are classified as investing cash inflows regardless of a change in the purpose for holding those loans. As of the balance sheet dates the Bank did not hold any loans held for sale.

Mortgage Servicing Rights

Upon the sale of a residential mortgage loan where the Company retains servicing rights, a mortgage servicing right is recorded. GAAP requires that mortgage servicing rights on these loans be amortized into income over the estimated life of the loans sold using the interest method. At each reporting period, such assets are subject to an impairment test. The impairment test stratifies servicing assets based on predominant risk characteristics of the underlying financial assets. The Company has stratified its mortgage servicing assets by date of sale, which approximates date of origination.

In conjunction with the impairment test, the Company records a valuation allowance when the fair value of the stratified servicing asset is less than amortized cost. Subsequent changes in the valuation of the assets are recorded as either an increase or a reduction of the valuation allowance, however, if the fair value exceeds amortized cost, such excess will not be recognized.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans, Loan Origination Fees and Uncollected Interest

Loans are recorded at cost, net of unearned discounts, deferred fees and allowances. Discounts or premiums on purchased loans are amortized using the interest method over the remaining contractual life of the portfolio, adjusted for actual prepayments. Loan origination fees and certain direct origination costs are deferred and amortized using the interest method over the contractual life as an adjustment to yield on the loans. Interest income is accrued on the unpaid principal balance. From time-to-time, the Company sells certain loans for liquidity purposes or to manage interest rate risk.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan that is more than 90 days past due may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest income is reversed and the amortization of net deferred loan fees is suspended. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the ultimate collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is adjusted through increases or reductions in the provisions for loan losses charged against or credited to income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the portfolio, based upon management's evaluation of the portfolio's collectability. Our methodology for assessing the appropriateness of the allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Loans are deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all proceeds due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. For purposes of applying measurement criteria for impaired loans, the Company generally excludes large groups of smaller homogenous loans, primarily consisting of residential real estate and consumer loans. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral less costs to sell if the loan is collateral dependent. The Company establishes an allowance for loan loss in the amount of the difference between fair value of the impaired loan and the loan's carrying amount.

We establish a general allowance for loans that are not considered impaired to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan segments (described below) and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors include the size and composition of the loan portfolio, loss experience, trends and absolute levels of nonperforming loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis. These criteria are analyzed and the allowance is developed and maintained at the segment level.

Additional risk is associated with the analysis of the allowance for loan losses as such evaluations are highly subjective, and future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance, based on their judgments at the time of their examination.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The loan segments utilized by management to develop the allowance for loan losses are (1) one-to four-family real estate, (2) multi-family and commercial real estate, (3) construction, (4) consumer and (5) commercial and industrial loans.

One-to four-family real estate lending risks generally include the borrower's ability to make repayment from his or her employment or other income, and if the borrower defaults, the ability to obtain repayment from sale of the underlying collateral securing the loan. Risk associated with one-to four-family lending would be higher during a period of increased unemployment or reduced real estate value.

Multi-family and commercial real estate lending risks generally relate to the borrower's creditworthiness and the feasibility and cash flow potential of the underlying project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction lending is generally considered to have a higher degree of lending risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost (including interest) of construction and the ability of the project to be sold or refinanced upon completion.

Commercial and industrial loans are typically made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's underlying business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer lending risk may include unsecured lending or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Troubled Debt Restructurings

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Accrual of interest continues if the borrower (1) has a demonstrated history of making payment as contractually due, (2) has provided evidence which supports the its ability to make payments and (3) if the loan is collateral dependent, a recent appraisal indicates the borrower has sufficient equity in the underlying property to repay the debt. All loans classified as troubled debt restructurings are considered impaired. The accrual of interest income on troubled debt restructurings is generally discontinued if the loan is not current for six months subsequent to modification.

Other Real Estate Owned

Real estate and other repossessed collateral acquired through a foreclosure or by a deed-in-lieu of foreclosure are classified as other real estate owned. Other real estate owned is carried at the lower of cost or fair value, net of estimated selling costs. Costs related to the development or improvement of a foreclosed property are capitalized. Holding costs are recorded as other real estate owned expense and declines in fair value after acquisition of the property are recorded as provision for loss on other real estate owned in the consolidated statements of operations. As of December 31, 2010 and 2009, the Bank held $3.2 million and $4.1, respectively, in other real estate owned.

Bank-Owned Life Insurance

The Company has invested in bank-owned life insurance ("BOLI"). BOLI involves the purchasing of life insurance by the Company on a chosen group of employees and directors. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income in the consolidated statements of operations.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the assets' estimated useful lives or, for leasehold improvements, over the life of the related lease if less than the estimated useful life of the asset. The estimated useful life is generally 10-39 years for buildings and 3-7 years for furniture and equipment. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. The cost of maintenance and repairs is charged to expense when incurred and renewals and improvements are capitalized. Rental concessions on leased properties are recognized over the life of the lease.

Real Estate Held for Investment

Real estate held for investment is carried at cost and is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. At December 31, 2010, real estate held for investment represented undeveloped land located in Absecon, New Jersey. The property was acquired by the Bank in 2003 to expand the Bank's retail branch network in southern New Jersey. The property was under an option to be sold no later than 2010; however, the prospective buyer defaulted under its financial obligations associated with the option agreement during the fourth quarter of 2009. As a result of the default, management obtained an appraisal on the property and recorded an impairment loss of $150,000 for the difference between carrying value and fair value at December 31, 2009. Management obtained a new appraisal during the fourth quarter of 2010 and determined there was no additional impairment at December 31, 2010.

In accordance with regulatory guidelines, if this real estate held for investment is not sold or placed in service by June 2011 (eight years from acquisition); all of the $1.7 million asset will be required to be charged-off for regulatory reporting purposes during the quarter ended June 30, 2011. The Bank currently has no intention to sell the property prior to June 2011.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

The Company accounts for income taxes under the asset/liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company files a consolidated federal income tax return and its' subsidiaries file individual state income tax returns.

The Company recognizes a tax position if it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of the benefit to recognize and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company has no material tax exposure matters that were accrued as of December 31, 2010 or 2009. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expense.

Marketing and Advertising

The Company expenses marketing and advertising costs as incurred.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Certain of the Company's financial instruments are carried at fair value. Generally, fair value is the price that a willing buyer and a willing seller would agree in other than a distressed sale situation. Because of the uncertainties inherent in determining fair value, fair value estimates may not be precise. Many of the fair value estimates are based on highly subjective judgments and assumptions made about market information and economic conditions. See Note 13 for a detailed discussion of fair value measurements and methodology used to determine fair value.

Employee Stock Ownership Plan

The ESOP borrows funds from the Bancorp to purchase shares of common stock in the Bancorp. The funds borrowed by the ESOP from Old Bancorp to purchase shares of common stock in Old Fox Chase Bancorp's initial public offering in 2006 are being repaid from the Bank's contributions over a period of 15 years from 2006 to 2020. The funds borrowed by the ESOP from the Bancorp to purchase shares of common stock in the Bancorp's mutual-to-stock conversion in 2010 are being repaid from the Bank's contributions over a period of 14.5 years from 2010 to 2024. The Bancorp's common stock not yet allocated to participants is recorded as a reduction of stockholders' equity at cost. The Bancorp's loans to the ESOP and the ESOP's note payables are not reflected in the consolidated statements of condition.

Compensation expense for the ESOP is based on the average market price of the Company's stock and is recognized as shares are committed to be released to participants. The notes receivable and related interest income are included in the parent company financial statements presented in Note 17.

For purposes of computing basic and diluted earnings per share, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Stock Based Compensation

The Company grants equity awards to employees, consisting of stock options and restricted stock, under its Long-Term Incentive Plan and its 2007 Equity Incentive Plan. The vesting period represents the period during which employees are required to provide service in exchange for such awards. The equity awards are recognized as compensation costs in the financial statements, over the service period based on their fair values.

Per Share Information

Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Unallocated shares in the ESOP (See Note 8), shares purchased to fund the 2007 Equity Incentive Plan (See Note 9) and treasury stock are not included in either basic or diluted earnings per share. As a result of the mutual-to-stock conversion, all share information for periods prior to June 30, 2010 has been revised to reflect the 1.0692 exchange ratio.

Earnings (loss) per share ("EPS"), basic and diluted, were $0.20, $(0.07) and $0.08 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

	Year Ended December 31, 2010	2009	2008
Net income (loss)	$ 2,744,000	$ (1,028,000)	$ 1,215,000
Weighted-average common shares outstanding (1)	14,548,812	14,779,068	15,219,362
Average common stock acquired by stock benefit plans:			
Unvested shares — long-term incentive plan	(7,582)	(17,455)	(26,827)
ESOP shares unallocated	(607,235)	(473,212)	(514,272)
Shares purchased by trust	(199,111)	(246,504)	(292,918)
Weighted-average common shares used to calculate basic earnings per share	13,734,884	14,041,897	14,385,345
Dilutive effect of:			
Unvested shares — long-term incentive plans	7,582	17,455	26,827
Restricted stock awards	10,132	4,889	8,450
Weighted-average common shares used to calculate diluted earnings per share	13,752,598	14,064,241	14,420,622
Earnings (loss) per share-basic	$ 0.20	$ (0.07)	$ 0.08
Earnings (loss) per share-diluted	$ 0.20	$ (0.07)	$ 0.08
Outstanding common stock equivalents having no dilutive effect	807,827	822,552	841,329

(1) Excludes treasury stock.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES

The amortized cost and fair value of securities available-for-sale as of December 31, 2010 and 2009 are summarized as follows:

	December 31, 2010				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (In thousands)	OTTI in AOCI	Fair Value
Available-for-Sale Securities:					
Obligations of U.S. government agencies	$ 6,489	$ 32	$ —	$ —	$ 6,521
State and political subdivisions	7,240	65	(26)	—	7,279
Corporate securities	18,674	221	(24)	—	18,871
	32,403	318	(50)	—	32,671
Private label residential mortgage related security	559	55	—	(448)	166
Private label commercial mortgage related securities	11,385	382	—	—	11,767
Agency residential mortgage related securities	256,796	10,057	(154)	—	266,699
Total mortgage related securities	268,740	10,494	(154)	(448)	278,632
Total available-for-sale securities	$ 301,143	$ 10,812	$ (204)	$ (448)	$ 311,303
Held-to-Maturity Securities:					
Agency residential mortgage related securities	$ 51,835	$ 19	$ (1,037)	$ —	$ 50,817
Total mortgage related securities	51,835	19	(1,037)	—	50,817
Total held-to-maturity securities	$ 51,835	$ 19	$ (1,037)	$ —	$ 50,817

	December 31, 2009				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (In thousands)	OTTI in AOCI	Fair Value
Available-for-Sale Securities:					
Obligations of U.S. government agencies	$ 305	$ 1	$ —	$ —	$ 306
State and political subdivisions	9,199	130	(37)	—	9,292
Corporate securities	9,838	112	—	—	9,950
	19,342	243	(37)	—	19,548
Private label residential mortgage related security	628	15	—	(448)	195
Private label commercial mortgage related securities	17,607	249	(23)	—	17,833
Agency residential mortgage related securities	374,824	10,567	(500)	—	384,891
Total mortgage related securities	393,059	10,831	(523)	(448)	402,919
Total available-for-sale securities	$ 412,401	$ 11,074	$ (560)	$ (448)	$ 422,467

Obligations of U.S. government agencies represents debt issued by the Federal Home Loan Bank and are not backed by the full faith and credit of the United States government.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

The following tables show gross unrealized losses and fair value of securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009:

	December 31, 2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses Plus OTTI in AOCI	Fair Value	Unrealized Losses
	(In thousands)					
Available-for-Sale:						
State and political subdivisions	$ 831	$ (26)	$ —	$ —	$ 831	$ (26)
Corporate securities	3,968	(24)	—	—	3,968	(24)
	4,799	(50)	—	—	4,799	(50)
Private label residential mortgage related security	—	—	166	(393)	166	(393)
Private label commercial mortgage related securities	—	—	—	—	—	—
Agency residential mortgage related securities	21,254	(154)	—	—	21,254	(154)
Total mortgage related securities	21,254	(154)	166	(393)	21,420	(547)
Total available-for-sale securities	$ 26,053	$ (204)	$ 166	$ (393)	$ 26,219	$ (597)
Held-to-Maturity:						
Agency residential mortgage related securities	46,645	(1,037)	—	—	46,645	(1,037)
Total mortgage related securities	46,645	(1,037)	—	—	46,645	(1,037)
Total held-to-maturity securities	$ 46,645	$ (1,037)	$ —	$ —	$ 46,645	$ (1,037)
Total Temporarily Impaired Securities	$ 72,698	$ (1,241)	$ 166	$ (393)	$ 72,864	$ (1,634)

	December 31, 2009					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses Plus OTTI in AOCI	Fair Value	Unrealized Losses
	(In thousands)					
Available-for-Sale:						
State and political subdivisions	$ —	$ —	$ 819	$ (37)	$ 819	$ (37)
Corporate securities	—	—	—	—	—	—
	—	—	819	(37)	819	(37)
Private label residential mortgage related security	—	—	195	(433)	195	(433)
Private label commercial mortgage related securities	—	—	5,987	(23)	5,987	(23)
Agency residential mortgage related securities	51,801	(500)	—	—	51,801	(500)
Total mortgage related securities	51,801	(500)	6,182	(456)	57,983	(956)
Total Temporarily Impaired Securities	$ 51,801	$ (500)	$ 7,001	$ (493)	$ 58,802	$ (993)

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

Effective April 1, 2009, the Company implemented ASC 320-10-65-1 "Recognition and Presentation of Other-Than-Temporary Impairments" that amended the accounting for recognizing other-than-temporary impairment for debt securities and expanded disclosure requirements for other-than-temporarily impaired debt and equity securities. Under the guidance, companies are required to record other-than-temporary impairment charges, through earnings, if they have the intent to sell, or will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. In addition, companies are required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's cash flows and its amortized cost basis. Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as a company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis. Finally, companies were required to record all previously recorded non-credit related other-than-temporary impairment charges for debt securities as cumulative effect adjustments to retained earnings as of the beginning of the period of adoption. Since the Company did not have any other-than-temporary impairment as of March 31, 2009, no cumulative effect adjustments were required at adoption. See below discussion regarding the other-than-temporary credit impairment of the private label residential mortgage related security recorded at June 30, 2009. There was no additional other-than-temporary credit impairment charge on this investment in 2009 or 2010.

The private label residential mortgage related security had an amortized cost, prior to the identified credit related impairment, of $716,000 and $785,000 at December 31, 2010 and 2009, respectively. Fair value for this security was $166,000 and $195,000 at December 31, 2010 and 2009, respectively. During the six months ended June 30, 2009, delinquency levels for the security's underlying collateral increased to 20.2% from 13.8% at December 31, 2008, principal payment rate slowed to an annualized rate of 14.1% from 16.1% in 2008, and the security was downgraded from AAA to BB+. As a result of these negative trends, management's analysis during the second quarter of 2009 indicated that the security was other-than-temporary impaired in the amount of $605,000, $157,000 of which was recognized on the statement of operations and $448,000 of which was recognized in the statement of condition in other comprehensive income (before taxes). There was no additional other-than-temporary credit impairment charge on this investment through December 31, 2010. At December 31, 2010, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $559,000, a fair value of $166,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $393,000. At December 31, 2009, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $628,000, a fair value of $195,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $433,000. The remaining unrealized loss at December 31, 2010 and 2009 is not considered an other-than-temporary credit impairment, as management does not have the intention or requirement to sell this security.

At December 31, 2009, the Company held six commercial mortgage backed securities ("CMBS") with an amortized cost of $17.6 million and a net unrealized gain of $226,000. Two of these securities had an amortized cost of $6.0 million and an unrealized loss of $23,000 at December 31, 2009. As of December 31, 2010, the Company held four private label CMBS with an amortized cost of $11.4 million. These securities had a net unrealized gain of $382,000 at December 31, 2010 and all individual securities were held at an unrealized gain. During 2010, one security paid off in full and a second security was sold from the portfolio at a gain. Of the two CMBS that had an unrealized loss at December 31, 2009, one was sold in 2010 for a gain and the second remains in the portfolio with an amortized cost of $2.0 million and an unrealized gain of $44,000. Management believes the improvement in the unrealized loss was due to a reduction in the required yield on commercial mortgage related securities as the credit markets improved during 2010 compared to 2009. All of the CMBS securities are rated AAA.

The Company evaluates current characteristics of each of these private label securities such as delinquency and foreclosure levels, credit enhancement, projected losses, coverage and actual and projected cash flows, on a quarterly basis. It is possible that the underlying collateral of these securities will perform worse than current expectations, which may lead to adverse changes in cash flows on these securities and potential future other-than-temporary impairment losses. Events that may trigger material declines in fair values for these securities in the future would include but are not limited to deterioration of credit metrics, significantly higher levels of default and severity of loss on the underlying collateral, deteriorating credit enhancement and loss coverage ratios, or further illiquidity.

The only security that has been impaired greater than twelve months as of December 31, 2010 is the private label residential mortgage related security.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

Of the 22 securities with a temporary impairment at December 31, 2010, 17 have a rating of "AAA". The securities with a rating of less than AAA are: (1) two state or political subdivision securities with a total fair value of $831,000 which are unrated, (2) one private label collateralized mortgage obligation, which was discussed above, with a total fair value of $166,000 and a rating of "B-" and (3) two corporate securities with a fair value of $4.0 million and a rating of "A".

Gross gains of $2.0 million, $2.4 million and $118,000 and gross losses of $0, $0 and $0 were realized on sales of securities during the years ended December 31, 2010, 2009 and 2008, respectively.

The following schedule provides a summary of the components of net gains on sale of investment securities in the Company's Consolidated Statement of Operations:

	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(In thousands)		
Twelve Months Ended December 31, 2010:					
Obligations of U.S. government agencies	$ —	$ —	$ —	$ —	$ —
State and political subdivisions	—	—	—	—	—
Corporate securities	—	—	—	—	—
	—	—	—	—	—
Private label residential mortgage related security	—	—	—	—	—
Private label commercial mortgage related securities	50	—	—	—	50
Agency residential mortgage related securities	1,913	—	—	—	1,913
Total mortgage related securities	1,963	—	—	—	1,963
Total securities available-for-sale	$ 1,963	$ —	$ —	$ —	$ 1,963

	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(In thousands)		
Twelve Months Ended December 31, 2009:					
Obligations of U.S. government agencies	$ —	$ —	$ —	$ —	$ —
State and political subdivisions	—	—	—	—	—
Corporate securities	796	—	—	—	796
	796	—	—	—	796
Private label residential mortgage related security		—	(605)	448	(157)
Private label commercial mortgage related securities	—	—	—	—	—
Agency residential mortgage related securities	1,585	—	—	—	1,585
Total mortgage related securities	1,585	—	(605)	448	1,428
Total securities available-for-sale	$ 2,381	$ —	$ (605)	$ 448	$ 2,224

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Net Gains (Losses)
	(In thousands)			
Twelve Months Ended December 31, 2008:				
Obligations of U.S. government agencies	$ —	$ —	$ —	$ —
State and political subdivisions	18	—	—	18
Corporate securities	—	—	—	—
	18	—	—	18
Private label residential mortgage related security	—	—	—	—
Private label commercial mortgage related securities	—	—	—	—
Agency residential mortgage related securities	100	—	—	100
Total mortgage related securities	100	—	—	100
Total securities	$ 118	$ —	$ —	$ 118

The amortized cost and estimated fair value of investment securities available-for-sale and held-to-maturity at December 31, 2010 and 2009 by contractual maturity are as follows:

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)		(In thousands)	
2010				
Due in one year or less	$ 3,674	$ 3,692	$ —	$ —
Due after one year through five years	23,420	23,649	—	—
Due after five years through ten years	3,046	3,079	—	—
Due after ten years	2,263	2,251	—	—
Total mortgage related securities	268,740	278,632	51,835	50,817
	$ 301,143	$ 311,303	$ 51,835	$ 50,817
2009				
Due in one year or less	$ 4,879	$ 4,922	$ —	$ —
Due after one year through five years	7,111	7,196	—	—
Due after five years through ten years	3,278	3,323	—	—
Due after ten years	4,074	4,107	—	—
Total mortgage related securities	393,059	402,919	—	—
	$ 412,401	$ 422,467	$ —	$ —

Securities with a carrying value of $13.7 million and $19.8 million at December 31, 2010 and 2009, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

Securities with a carrying value of $58.7 million and $58.1 million at December 31, 2010 and 2009, respectively, were pledged as collateral for $50.0 million in borrowed funds. See Note 7.

NOTE 3—LOANS

The composition of net loans at December 31, 2010 and 2009 is provided below (in thousands).

	December 31, 2010	December 31, 2009
Real estate loans:		
One-to four-family	$ 238,612	$ 268,535
Multi-family and commercial	231,843	207,738
Construction	31,190	40,799
	501,645	517,072
Consumer loans	55,169	69,362
Commercial and industrial loans	98,064	55,434
Total loans	654,878	641,868
Deferred loan origination cost, net	218	33
Allowance for loan losses	(12,443)	(10,605)
Net loans	$ 642,653	$ 631,296

The Company had approximately $125.9 million and $110.4 million of commercial mortgage, construction and commercial and industrial loans in the Southern New Jersey shore area at December 31, 2010 and 2009, respectively. Other than the commercial mortgage, construction and commercial and industrial loans in Southern New Jersey, a majority of the Company's loans are in the geographic areas near the Company's branches in Southeastern Pennsylvania.

The Company reclassified $13,000 and $70,000 of deposit accounts that were overdrawn to other consumer loans as of December 31, 2010 and 2009, respectively.

The following tables present changes in the allowance for loan losses and a rollforward of the allowance for loan losses by loan segment from December 31, 2009 to December 31, 2010:

	Year ended December 31, 2010	2009	2008
		(In thousands)	
Balance, beginning	$ 10,605	$ 6,260	$ 3,376
Provision for loan losses	6,213	9,052	2,900
Loans charged off	(4,402)	(4,707)	(19)
Recoveries	27	—	3
Balance, ending	$ 12,443	$ 10,605	$ 6,260

At December 31, 2010	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total Loans
				(In thousands)			
Balance, beginning	$ 1,455	$ 3,476	$ 3,782	$ 707	$ 1,064	$ 121	$ 10,605
Provision for loan losses	1,938	800	1,468	456	1,475	76	6,213
Loans charged off	(1,403)	—	(1,990)	(514)	(495)	—	(4,402)
Recoveries	—	11	—	16	—	—	27
Balance, ending	$ 1,990	$ 4,287	$ 3,260	$ 665	$ 2,044	$ 197	$ 12,443

NOTE 3—LOANS (CONTINUED)

The recorded investment in impaired loans was $39.1 million at December 31, 2010 and $29.1 million at December 31, 2009. The recorded investment in impaired loans with an allowance for loan losses was $35.6 million at December 31, 2010 and $26.2 million at December 31, 2009. The related allowance for loan losses associated with these loans was $5.2 million at December 31, 2010 and $4.3 million at December 31, 2009. For the years ended December 31, 2010, 2009 and 2008, the average recorded investment in these impaired loans was $42.0 million, $32.3 million and $6.6 million, respectively. The interest income recognized on these impaired loans was $399,000, $896,000 and $244,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table sets forth the breakdown of impaired loans by loan segment as of December 31, 2010.

	Nonaccrual Loans	TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
			(In thousands)			
Real estate loans:						
One- to four-family	$ 10,813	$ 1,007	$ —	$ 11,820	$ 11,820	$ —
Multi-family and commercial	6,180	1,359	—	7,539	4,050	3,489
Construction	9,279	3,441	3,894	16,614	16,614	—
Consumer loans	365	—	—	365	303	62
Commercial and industrial	—	2,810	—	2,810	2,810	—
Total allowance for loan losses	$ 26,637	$ 8,617	$ 3,894	$ 39,148	$ 35,597	$ 3,551

A troubled debt restructuring of $2.1 million is excluded from the TDR column above as it is included in the nonaccrual loans and total impaired loans.

The following table sets forth the allowance for loan loss for impaired loans and general allowance by loan segment as of December 31, 2010.

	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	TDRs	Other Impaired Loans	Total Impaired Loans	General	Total
			(In thousands)			
Real estate loans:						
One- to four-family	$ 1,537	$ 2	$ —	$ 1,539	$ 451	$ 1,990
Multi-family and commercial	195	70	—	265	4,022	4,287
Construction	2,447	258	195	2,900	360	3,260
Consumer loans	294	—	—	294	371	665
Commercial and industrial	—	196	—	196	1,848	2,044
Unallocated	—	—	—	—	197	197
Total allowance for loan losses	$ 4,473	$ 526	$ 195	$ 5,194	$ 7,249	$ 12,443

Loans on which the accrual of interest has been discontinued amounted to $26.6 million at December 31, 2010 and $29.1 million at December 31, 2009. If interest on such loans had been recorded in accordance with contractual terms, interest income would have increased by $1.5 million, $735,000 and $170,000 in 2010, 2009 and 2008, respectively. There was $0, $601,000 and $0 of loans past due 90 days or more and still accruing interest at December 31, 2010, 2009 and 2008, respectively. There were $10.7 million, $1.2 million and $0 of loans classified as troubled debt restructurings as of December 31, 2010, 2009 and 2008, respectively.

NOTE 3—LOANS (CONTINUED)

The following table sets forth nonaccrual loans by segment as of December 31, 2010.

	December 31, 2010 (In thousands)
Nonaccrual loans	
One- to four-family real estate	$ 10,813
Multi-family and commercial real estate	6,180
Construction	9,279
Consumer	365
Commercial and industrial	—
Total	$ 26,637

The following table sets forth past due loans by segment as of December 31, 2010.

	At December 31, 2010	
	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)	
One- to four-family real estate	$ 96	$ 144
Multi-family and commercial real estate	4,735	
Construction	—	—
Consumer	170	—
Commercial and industrial	—	—
Total	$ 5,001	$ 144

There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table sets forth criticized and classified loans by segment as of December 31, 2010.

	At December 31, 2010					
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total Loans
			(In thousands)			
Special mention loans	$ —	$ 19,889	$ 114	$ —	$ 1,099	$ 21,102
Substandard loans	10,812	6,745	16,614	365	5,937	40,473
Doubtful loans	—	—	—	—	—	—
Total criticized and classified loans	$ 10,812	$ 26,634	$ 16,728	$ 365	$ 7,036	$ 61,575

As of December 31, 2010, the Bank had one interest rate swap in the notional amount of $1.1 million to hedge a 15-year fixed rate loan, which was earning interest at 7.43%. The Company is receiving a variable rate payment of three-month LIBOR plus 2.24% and pays fixed rate payments of 7.43%. The swap matures in April 2022 and had a fair value loss position of $161,000 at December 31, 2010 and $125,000 at December 31, 2009.

NOTE 4—MORTGAGE SERVICING ACTIVITY

Loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of these loans were $65.7 million at December 31, 2010, $88.2 million at December 31, 2009, and $109.6 million at December 31, 2008. The Company received fees, net of amortization, from the servicing of loans of $11,000, $63,000 and $183,000 during 2010, 2009 and 2008, respectively.

The following summarizes mortgage-servicing rights for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Servicing Rights	Valuation Allowance	Net Carrying Value
Balance at December 31, 2007	$ 1,066	$ —	$ 1,066
Additions	—	(133)	(133)
Amortization	(106)	—	(106)
Balance at December 31, 2008	$ 960	$ (133)	$ 827
Reductions	—	48	48
Amortization	(192)	—	(192)
Balance at December 31, 2009	$ 768	$ (85)	$ 683
Additions	—	(46)	(46)
Amortization	(189)	—	(189)
Balance at December 31, 2010	$ 579	$ (131)	$ 448

The estimated amortization expense of amortizing mortgage servicing rights for each of the five succeeding fiscal years after December 31, 2010 is as follows (in thousands):

Year	
2011	$ (118)
2012	(95)
2013	(69)
2014	(50)
2015	(35)
Thereafter	(81)
Total	$ (448)

As of December 31, 2010 and 2009, the fair value of the mortgage servicing rights ("MSRs") was $462,000 and $703,000, respectively. The fair value of the MSRs for these periods was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates. Mortgage loan prepayment speed is the annual rate at which borrowers are forecasted to repay their mortgage loan principal and is based on historical experience and current interest rates. The discount rate used to determine the present value of future net servicing income—another key assumption in the model—is the required rate of return the market would expect for an asset with similar risk. Both assumptions can, and generally will, change quarterly valuations as market conditions and interest rates change.

During the year ended December 31, 2008, the Bank recorded an initial valuation allowance of $133,000 on its MSRs, which was due to a significant decrease in interest rates for residential mortgages during the year resulting in assumed higher mortgage prepayments. This valuation allowance was reduced by $48,000 during the year ended December 31, 2009 due to assumed slower prepayments and was increased by $46,000 during the year ended December 31, 2010 due to continued low interest rates and high level of prepayments. The amount of the valuation adjustment is recorded as an adjustment to service charges and other fee income in the Company's consolidated statement of operations.

NOTE 5—PREMISES AND EQUIPMENT

The components of premises and equipment at December 31, 2010 and 2009 were as follows (in thousands):

	December 31, 2010	December 31, 2009
Land	$ 3,207	$ 3,207
Buildings	13,376	13,273
Leasehold improvements	190	190
Furniture, fixtures and equipment	4,869	4,786
	21,642	21,456
Less: accumulated depreciation	(10,949)	(10,319)
Premises and equipment, net	$ 10,693	$ 11,137

As of December 31, 2010, the Company leased space for an operations center in Blue Bell, Pennsylvania, a branch location in Media, Pennsylvania and certain office equipment. The leases are accounted for as operating leases. The Blue Bell lease expires in July 2012 and, upon expiration, the Company has the option to extend the lease for an additional five-year period at the then prevailing market rate. The following rental expenses were included in the Company's financial statements (in thousands):

	2010	2009	2008
Office rent	$ 470	$ 467	$ 477
Equipment lease	6	12	28
	$ 476	$ 479	$ 505

The following table shows the minimum future rental payments under non-cancelable leases for premises and equipment at December 31, 2010 (in thousands):

Year	
2011	$ 473
2012	275
2013	—
2014	—
2015	—

NOTE 6—DEPOSITS

The weighted average interest rate and balance of deposits at December 31, 2010 and 2009 consisted of the following (dollars in thousands):

	December 31, 2010		December 31, 2009	
	Weighted Average Interest Rate (Unaudited)	Amount	Weighted Average Interest Rate	Amount
Noninterest-bearing demand accounts	—%	$ 70,990	—%	$ 56,912
NOW accounts	0.30	40,505	0.63	41,369
Money market accounts	0.47	148,904	1.05	184,407
Savings and club accounts	0.05	54,921	0.15	51,563
Certificates of deposit	2.44	396,443	3.29	524,026
	1.48%	$ 711,763	2.27%	$ 858,277

NOTE 6—DEPOSITS (CONTINUED)

The scheduled maturities of certificates of deposit for periods subsequent to December 31, 2010 are as follows (in thousands):

Year	December 31,
2011	$ 176,737
2012	124,074
2013	37,489
2014	30,874
2015	11,698
Thereafter	15,571
	$ 396,443

A summary of interest expense on deposits for the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

	2010	2009	2008
NOW accounts	$ 210	$ 340	$ 455
Money market accounts	1,294	2,534	1,852
Savings and club accounts	45	90	158
Certificates of deposit	13,654	17,625	15,998
	$ 15,203	$ 20,589	$ 18,463

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $101.2 million and $137.4 million at December 31, 2010 and 2009, respectively. Deposits in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7—BORROWINGS

The following is a summary of borrowed funds by type:

	Balance at End of Year	Weighted Average Interest Rate	Maximum Amount Outstanding at Month End During the Year	Average Amount Outstanding During the Year	Weighted Average Interest Rate During the Year
	(Dollars in thousands)				
2010					
FHLB advances	$ 122,800	3.77%	$ 136,807	$ 125,963	3.75%
Other borrowed funds—long term	50,000	3.42	50,000	50,000	3.42
2009					
FHLB advances	$ 137,165	3.70%	$ 146,033	$ 144,224	3.63%
Other borrowed funds—long term	50,000	3.42	50,000	50,000	3.42
Other borrowed funds—short term	—	—	5,400	284	0.69

NOTE 7—BORROWINGS (CONTINUED)

Federal Home Loan Bank Advances

Advances from the FHLB of Pittsburgh with rates ranging from 2.80% to 4.89% are due as follows:

Maturity		Amount	Weighted Average Rate
		(Dollars in thousands)	
2011	$	30,000	4.88%
2012		—	
2013		14,417	3.65%
2014		—	
2015		23,383	3.40%
2016-2018		55,000	3.36%
	$	122,800	

Pursuant to collateral agreements with the FHLB, advances are secured by qualifying first mortgage loans, qualifying fixed-income securities, FHLB stock and an interest-bearing demand deposit account with the FHLB. As of December 31, 2010, the Bank has $164.3 million in qualifying collateral pledged against its advances.

Maturity Date		Amount (In thousands)	Interest Rate	Strike Rate	Call Date	Rate if Called
August 2011	$	20,000	4.89%	7.50%	February 2011	LIBOR + .2175%
August 2011		10,000	4.87%	7.50%	February 2011	LIBOR + .2175%
July 2013		9,417	4.10%			
December 2013		5,000	2.80%		March 2011	LIBOR + 1.04%
January 2015		18,383	3.49%			
December 2015		5,000	3.06%		December 2011	LIBOR + 1.12%
November 2017		15,000	3.62%		February 2011	LIBOR + 0.10%
November 2017		15,000	3.87%		November 2011	LIBOR + 0.10%
December 2017		20,000	2.83%		March 2011	LIBOR + 0.11%
December 2018		5,000	3.15%		December 2012	LIBOR + 1.14%
	$	122,800				

For the two borrowings which have a "Strike Rate" disclosed in the above table, if three-month LIBOR is greater than or equal to the Strike Rate, the FHLB can notify the Bank of its intention to convert the borrowing to an adjustable-rate advance equal to three-month LIBOR (0.30% at December 31, 2010) plus .2175% on a quarterly basis. If converted to a floating rate, the Bank has the option to repay these advances at each of the option dates without penalty. Accordingly, the contractual maturities above may differ from actual maturities.

For the borrowings which have "Call Dates" disclosed in the above table, if the borrowing is called, the Bank has the option to either pay off the borrowing without penalty or the borrowing's fixed rate resets to a variable LIBOR based rate, as noted in the above table. Subsequent to the call date, the borrowings are callable by the FHLB quarterly. Accordingly, the contractual maturities above may differ from actual maturities.

The borrowing that matures in July 2013 has a five year contractual maturity with principal and interest being paid monthly utilizing a 25 year amortization period. The borrowing that matures in January 2015 is a seven year contractual maturity with principal and interest being paid monthly.

The Bank had a maximum borrowing capacity with the Federal Home Loan Bank of Pittsburgh of approximately $444.4 million at December 31, 2010. Additionally, as of December 31, 2010, the Bank has a maximum borrowing capacity of $32.4 million with the Federal Reserve Bank of Philadelphia through the Discount Window.

NOTE 7—BORROWINGS (CONTINUED)

As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB of Pittsburgh in the amount of at least equal to at least 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh indicated it would not redeem any common stock associated with member advance repayments and that it may increase its individual member stock investment requirements. As of December 31, 2010, the Company's minimum stock obligation was $8.3 million and a maximum stock obligation was $14.8 million.

The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and has not paid a dividend through December 31, 2010.

Other Borrowed Funds

Other borrowed funds obtained from large commercial banks totaled $50.0 million at December 31, 2010. These borrowings contractually mature with dates ranging from November 2014 thru November 2018 and may be called by the lender based on the underlying agreements. Subsequent to the call date, these borrowings are callable by the lender quarterly. Accordingly, the contractual maturities above may differ from actual maturities.

Maturity Date	Interest Rate	Call Date	Amount (In thousands)
November 2014	3.60%	February 2011	$ 20,000
September 2018	3.40%	September 2012	10,000
September 2018	3.20%	September 2012	5,000
October 2018	3.15%	October 2011	5,000
October 2018	3.27%	October 2011	5,000
November 2018	3.37%	November 2013	5,000
			$ 50,000

Mortgage backed securities with a fair value of $58.7 million at December 31, 2010 were pledged as collateral for these other borrowed funds.

NOTE 8—EMPLOYEE BENEFITS

Defined Benefit Plan

The Bank previously maintained a qualified non-contributory defined benefit retirement plan covering all employees meeting certain eligibility requirements. The Bank amended the plan and froze the benefits for current participants in the plan as of January 1, 2006. In October 2006, the Bank resolved to settle the obligations to the plan participants by terminating the plan, after obtaining required approvals. In the second quarter of 2008, the Bank received a determination letter from the IRS approving the settlement of its plan obligations. As of June 30, 2008, all plan obligations were settled.

NOTE 8—EMPLOYEE BENEFITS (CONTINUED)

The following tables provide a roll forward of the changes in benefit obligations and plan assets for the last year of the plan:

	2008 (In thousands)
Change in benefit obligation:	
Net benefit obligation at beginning of year	$ 2,643
Interest cost	67
Actuarial loss	160
Benefits paid	(2,870)
Net benefit obligation at end of year	$ —

	2008 (In thousands)
Change in plan assets:	
Fair value of plan assets at beginning of year	$ 2,407
Actual return on plan assets	31
Employer contributions	432
Benefits paid	(2,870)
Fair value of plan assets at end of year	$ —

The following table sets forth the components of the defined benefit plan costs for 2008:

	2008 (In thousands)
Interest cost	$ 67
Return on plan assets	(31)
Amortization of unrecognized net actuarial loss	160
Settlement loss	137
Net periodic benefit costs reported in salaries, benefits and other compensation expense	$ 333

401(k) Plan

The Bank also has a 401(k) retirement plan covering all employees meeting certain eligibility requirements. Employees may contribute a percentage of their salary to the Plan each year, subject to limitations which are set by law. The Bank matches a portion of each employee contribution and also may make discretionary contributions, based on the Bank's performance. The Bank provides a matching contribution equivalent to 33% of the first 6% of the contribution made by an employee. The Bank's contributions to the plan on behalf of its employees resulted in an expenditure of $110,000, $115,000 and $115,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest primarily in the Bancorp's common stock that provides employees meeting certain eligibility requirements with the opportunity to receive a funded retirement benefit, based primarily on the value of the Bancorp's common stock. The ESOP has purchased 963,767 shares and has total loans outstanding of $7.7 million as of December 31, 2010. The ESOP purchased the shares in two separate transactions as described in the next paragraph.

The ESOP initially purchased 615,267 shares of common stock in Old Fox Chase Bancorp's initial stock offering in 2006 at a price of $9.35 per share with the proceeds of a loan from Old Fox Chase Bancorp to the ESOP. The outstanding loan principal balance on the initial ESOP transaction at December 31, 2010 and 2009 was $4.3 million and $4.5 million, respectively. The ESOP purchased an additional 348,500 shares of common stock in conjunction with the Bancorp's mutual- to-stock conversion completed on June 29, 2010 at a price of $10.00 per share with the proceeds of a second loan from the Bancorp to the ESOP. The outstanding loan principal balance at December 31, 2010 was $3.4 million.

NOTE 8—EMPLOYEE BENEFITS (CONTINUED)

Shares of the Bancorp's common stock pledged as collateral for the loan are released from the pledge for allocation to Plan participants as loan payments are made. The Bank releases shares annually based upon the ratio that the current principal and interest payment bears to the current and remaining scheduled future principal and interest payments. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan.

At December 31, 2010, there were a total of 205,090 ESOP shares committed to employees from the initial 2006 stock offering, representing 41,018 shares allocated and committed to be released in each of the years from December 31, 2006 to December 31, 2010. ESOP shares from this transaction that were unallocated at December 31, 2010 totaled 410,177 and had a fair market value of $4.9 million. At December 31, 2010, there were a total of 12,014 ESOP shares committed to employees from the mutual-to-stock conversion transaction. ESOP shares from this transaction that were unallocated at December 31, 2010 totaled 336,486 and had a fair market value of $4.0 million. As of December 31, 2010, there were a total of 217,104 shares committed to employees and 746,663 unallocated shares to be released in future periods.

Total ESOP compensation expense for the year ended December 31, 2010, 2009 and 2008 was $522,000, $375,000 and $440,000, respectively, representing the average fair market value of shares allocated or committed to be released during the year.

Long-Term Incentive Plan

The Bank maintains the Fox Chase Bank Executive Long-Term Incentive Plan (the "Incentive Plan") to retain and attract key officers who contribute to the financial and business success of the Bank. On an annual basis, the Board of Directors considers granting a long–term incentive award for the President and Chief Executive Officer of the Bank and the President and Chief Executive Officer recommends the incentive award amounts for each eligible employee. Substantially all of the awards vest over a five-year period with 60% of the award vesting on the third anniversary of the plan year to which the award was granted, 80% on the fourth anniversary and 100% on the fifth anniversary, unless otherwise determined by the Board of Directors on date of grant. All plan assets are invested in Bancorp common stock. The Incentive Plan became effective January 1, 2006. During 2010, 2009 and 2008, the Bank recorded compensation expense of $89,000, $89,000 and $104,000, respectively, for the Incentive Plan. All shares in the plan were fully vested on January 1, 2011.

NOTE 9—STOCK BASED COMPENSATION

In 2007, stockholders approved the Fox Chase Bancorp, Inc. 2007 Equity Incentive Plan (the "Plan"). The Plan provides that 769,083 shares of common stock may be issued in connection with the exercise of stock options and 307,633 shares of common stock may be issued as restricted stock. The Plan allows for the granting of non-statutory stock options ("NSOs"), incentive stock options and restricted stock. Options are granted at no less than the fair value of the Bancorp's common stock on the date of the grant.

In 2007, Old Fox Chase Bancorp's Board of Directors approved the funding of a trust that purchased 307,395 shares of Bancorp's common stock, or approximately 1.96% of Old Fox Chase Bancorp's outstanding common stock, to fund restricted stock awards under the Plan. The 307,395 shares were purchased by the trust at a weighted average cost of $12.18 per share. The Company classifies share-based compensation for employees and outside directors within "Salaries, benefits and other compensation" in the Consolidated Statements of Operations to correspond with the same line item as compensation paid. Additionally, the Company reports (1) the expense associated with the grants as an adjustment to operating cash flows and (2) any benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense as a financing cash flow. There were no such excess tax benefits in 2008, 2009 and 2010.

Stock options vest over a five-year service period and expire ten years after grant date. The Company recognizes compensation expense for the fair values of stock options using the straight-line method over the requisite service period for the entire award.

Restricted shares vest over a five-year service period. The product of the number of shares granted and the grant date market price of the Company's common stock determine the fair value of restricted shares under the Company's restricted stock plan. The Company recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period for the entire award.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded $929,000, $961,000, and $950,000 of stock based compensation expense, respectively, comprised of stock option expense of $400,000, $416,000 and $408,000, respectively, and restricted stock expense of $529,000, $545,000 and $542,000, respectively.

NOTE 9—STOCK BASED COMPENSATION (CONTINUED)

As a result of the mutual-to-stock conversion, all presented share information for periods prior to June 30, 2010 has been revised to reflect the 1.0692 exchange ratio.

The following is a summary of Old Fox Chase Bancorp's stock option activity and related information for the 2007 Equity Incentive Plan for the years ended December 31, 2010, 2009 and 2008:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2007	554,717	$ 11.58	9.7 years	$ —
Granted	108,431	10.68		$ —
Exercised	—	—		
Forfeited	(5,347)	11.31		
Outstanding at December 31, 2008	657,801	$ 11.43	8.8 years	
Granted	91,276	8.28		$ —
Exercised	—	—		
Forfeited	(71,696)	11.25		
Outstanding at December 31, 2009	677,381	$ 11.03	7.9 years	
Granted	39,500	9.67		$ —
Exercised	—	—		
Forfeited	(24,703)	10.45		
Outstanding at December 31, 2010	692,178	$ 10.97	7.1 years	
Exercisable at December 31, 2010	348,181	$ 11.31	6.8 years	$ —

Management estimated the fair values of all option grants using the Black-Scholes option-pricing model. Since there is limited historical information on the volatility of Old Fox Chase Bancorp's stock, management considered the average volatilities of comparable public companies over a period equal to the expected life of the options in determining the expected volatility rate used in the estimation of fair value. Management estimated the expected life of the options using the simplified method allowed under certain accounting standards. The risk-free rate was determined utilizing the Treasury yield for the expected life of the option contract.

The fair value of the stock option grants was estimated with the following weighted average assumptions:

	2010	2009	2008
Expected dividend yield	1.90%	1.90%	1.90%
Expected volatility	35.00%	30.00%	25.00%
Risk-free interest rate	2.04%	2.33% – 2.51%	2.53% – 3.88%
Expected option life in years	6.50	6.50	6.50

NOTE 9—STOCK BASED COMPENSATION (CONTINUED)

The following is a summary of Old Fox Chase Bancorp's unvested options as of December 31, 2010, 2009 and 2008 and changes therein during the years then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value
Unvested at December 31, 2007	554,717	$ 3.18
Granted	108,431	2.60
Exercised	—	—
Vested	(115,342)	3.16
Forfeited	(5,347)	2.99
Unvested at December 31, 2008	542,459	$ 3.07
Granted	91,276	2.25
Exercised	—	—
Vested	(131,895)	3.08
Forfeited	(46,034)	3.02
Unvested at December 31, 2009	455,806	$ 2.91
Granted	39,500	2.97
Exercised	—	—
Vested	(133,561)	2.97
Forfeited	(17,748)	2.73
Unvested at December 31, 2010	343,997	$ 2.90

Expected future expense relating to the 348,181 unvested options outstanding as of December 31, 2010 is $824,000 over a weighted average period of 2.3 years.

The following is a summary of the status of Old Fox Chase Bancorp's restricted stock as of December 31, 2010, 2009 and 2008 and changes therein during the years then ended:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2007	217,585	$ 11.58
Granted	18,279	10.68
Vested	(43,431)	11.58
Forfeited	(428)	11.58
Unvested at December 31, 2008	192,005	$ 11.49
Granted	17,731	8.80
Vested	(47,087)	11.51
Forfeited	(13,836)	11.57
Unvested at December 31, 2009	148,813	$ 11.16
Granted	15,640	9.67
Vested	(45,888)	11.30
Forfeited	(1,134)	10.87
Unvested at December 31, 2010	117,431	$ 10.91

NOTE 9—STOCK BASED COMPENSATION (CONTINUED)

Expected future compensation expense relating to the 117,581 restricted shares at December 31, 2010 is $1.1 million over a weighted average period of 2.2 years.

NOTE 10—INCOME TAXES

The components of income tax (benefit) expense for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Federal:			
Current	$ 1,129	$ 2,305	$ 1,323
Deferred	(13)	(3,138)	(1,159)
	1,116	(833)	164
State:			
Current	—	2	1
Deferred	4	4	—
	4	6	1
	$ 1,120	$ (827)	$ 165

The provision for income taxes differs from the statutory rate of 34% due to the following (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Federal income tax at statutory rate of 34%	$ 1,314	$ (631)	$ 469
Tax exempt interest, net	(113)	(164)	(181)
Bank-owned life insurance	(160)	(154)	(154)
ESOP compensation expense	6	—	19
Equity incentive plans	46	83	—
Other, net	23	37	12
State taxes	436	(58)	(121)
(Decrease) increase in valuation allowance	(432)	60	121
Total provision	$ 1,120	$ (827)	$ 165
Effective tax rate	28.99%	44.58%	11.96%

NOTE 10—INCOME TAXES (CONTINUED)

The net deferred tax asset consisted of the following components as of December 31, 2010 and 2009 (in thousands):

	December 31, 2010	December 31, 2009
Deferred tax assets:		
Allowance for loan losses, net	$ 4,333	$ 5,098
Provision for loss on other real estate owned	199	—
Nonaccrual interest	592	299
Accrued compensation	30	30
Organizational costs	—	1
Equity incentive plans	489	360
Accrued expenses	214	12
Deferred lease liability	24	33
Impairment loss on investments	54	54
Charitable contribution carryover	—	89
State net operating loss carryforward	425	857
	6,360	6,833
Valuation allowance	(425)	(857)
	5,935	5,976
Deferred tax liabilities:		
Prepaid expense deduction	174	212
Mortgage servicing rights	152	232
Loan origination costs	82	108
Deferrable earnings on investments	140	22
Depreciation of premises and equipment	389	413
Unrealized gains on securities available-for-sale	3,622	3,522
	4,559	4,509
Net Deferred Tax Asset	$ 1,376	$ 1,467

Based on the Company's history of earnings and its expectation of future taxable income, management anticipates that it is more likely than not that the above deferred tax assets will be realized, except for the state net operating loss carryforward.

Retained earnings include $6.0 million at December 31, 2010, 2009 and 2008, for which no provision for federal income tax has been made. This amount represents deductions for bad debt reserves for tax purposes, which were only allowed to savings institutions that met certain criteria prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 (the "Act") eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Company pays a cash dividend in excess of earnings and profits, or liquidates.

The Company had a charitable contribution carryover of $261,000 as of December 31, 2009, resulting in a deferred tax asset of $89,000. Utilization of this carryover is limited to 10% of taxable income on an annual basis. The Company fully utilized this charitable contribution carryover as of December 31, 2010.

Approximately $425,000 of gross deferred tax assets were related to state tax net operating losses at December 31, 2010. The Company has assessed a valuation allowance of $425,000 on this entire deferred tax asset due to an expectation of such net operating losses expiring before being utilized. The Company has $6.0 million of state net operating losses remaining as of December 31, 2010.

As of December 31, 2010 and prior periods, the Company had no material unrecognized tax benefits or accrued interest and penalties. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expense. Federal and state tax years 2007 through 2009 were open for examination as of December 31, 2010.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Lending Operations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Company's financial instrument commitments at December 31, 2010 and 2009 is as follows (in thousands):

	December 31,	
	2010	2009
Commitments to grant loans	$ 55,274	$ 56,354
Unfunded commitments under lines of credit	106,397	67,252
Standby letters of credit	3,408	254
	$ 165,079	$ 123,860

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but includes principally residential or commercial real estate. Fixed rate commitments to grant loans were $37.6 million and $19.8 million as of December 31, 2010 and December 31, 2009, respectively. The interest rates on these fixed rate loans ranged from 4.75% to 6.50% as of December 31, 2010 and 4.50% to 7.75% as of December 31, 2009.

Legal Proceedings

The Company is periodically subject to various pending and threatened legal actions, which involve claims for monetary relief. Based upon information presently available to the Company, it is the Company's opinion that any legal and financial responsibility arising from such claims will not have a material adverse effect on the Company's results of operations.

Data Processing

The Company has entered into contracts with third-party providers to manage the Company's network operations, data processing and other related services. The projected amount of the Company's future minimum payments contractually due after December 31, 2010 is as follows (in thousands):

Year	Amount
2011	$ 1,758
2012	1,558
2013	1,523
2014	—
2015	—

NOTE 12—STOCKHOLDERS' EQUITY

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. The Bancorp, as a savings and loan holding company, is not subject to separate capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to total assets, as defined. Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it was subject.

As of December 31, 2010, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios at December 31, 2010 and 2009 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
December 31, 2010						
Total risk-based capital (to risk-weighted assets)	$ 156,045	23.76%	$ ≥ 52,550	≥ 8.0%	$ ≥ 65,688	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	147,982	22.53	≥ 26,275	≥ 4.0	≥ 39,413	≥ 6.0
Tier 1 capital (to adjusted assets)	148,541	13.60	≥ 43,689	≥ 4.0	≥ 54,611	≥ 5.0
December 31, 2009						
Total risk-based capital (to risk-weighted assets)	$ 107,092	16.57%	$ ≥ 51,707	≥ 8.0%	$ ≥ 64,634	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	99,592	15.41	≥ 25,854	≥ 4.0	≥ 38,780	≥ 6.0
Tier 1 capital (to adjusted assets)	99,592	8.51	≥ 46,809	≥ 4.0	≥ 58,511	≥ 5.0

The Company's ability to pay dividends is limited by statutory and regulatory requirements. The Company may not declare nor pay dividends on its stock if such declaration or payment would violate statutory or regulatory requirements. The Company did not pay any dividends during the years ended December 31, 2010, 2009 or 2008. The Company paid a cash dividend of $.02 per outstanding share of common stock on March 1, 2011.

Old Fox Chase Bancorp repurchased 457,372 and 286,191 shares of common stock during the years ended December 31, 2009 and 2008, respectively, in conjunction with stock repurchase programs. There were no shares repurchased during the year ended December 31, 2010. The purchases were recorded as treasury stock, at cost, on the Company's statements of condition in the amounts of $4.5 million and $3.4 million at December 31, 2009 and 2008, respectively. The treasury stock was retired during 2010 in conjunction with the mutual- to-stock conversion.

The Company raised net proceeds of $77.8 million from the mutual to stock conversion completed on June 29, 2010. During 2010, the Company contributed $48.5 million to the Bank, $7.5 million in the first quarter and $41.0 million in the second quarter in conjunction with the mutual-to-stock conversion.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2010 and 2009:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

Investment and Mortgage Related Securities—Available-for-Sale and Held-to-Maturity

Fair values for investment securities and mortgage related securities are obtained from a third party pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

Loans Held for Sale

The fair values of mortgage loans originated and intended for sale in the secondary market are based on current quoted market prices.

Loans Receivable, Net

For variable-rate loans that reprice frequently and that entail no significant changes in credit risk, fair values are based on carrying values. To determine the fair values of loans that are not impaired, we employ discounted cash flow analyses that use interest rates and terms similar to those currently being offered to borrowers. This methodology is consistent with the guidance in ASC 825-10-55-3 "Financial Instruments," and we believe our disclosures provide fair value that is more indicative of an entry price. We do not record loans at fair value on a recurring basis. We record fair value adjustments to loans on a nonrecurring basis to reflect full and partial charge-offs due to impairment. For impaired loans, we use a variety of techniques to measure fair value, such as using the current appraised value of the collateral, discounting the contractual cash flows, and analyzing market data that we may adjust due to specific characteristics of the loan or collateral.

Federal Home Loan Bank Stock

The fair value of the Federal Home Loan Bank stock is assumed to equal its cost, since the stock is nonmarketable but redeemable at its par value.

Mortgage Servicing Rights

The fair value of the MSRs for these periods was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit Liabilities

Fair values for demand deposits (including NOW accounts), savings and club accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities. This methodology is consistent with the guidance in ASC 825-10-55-3 "Financial Instruments," and we believe our disclosures provide fair value that is more indicative of an entry price.

Federal Home Loan Bank Advances and Other Borrowed Funds

Fair value of Federal Home Loan Bank advances and other borrowed funds are estimated using discounted cash flow analyses, based on rates currently available to the Bank for advances with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

Fair value of commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

The estimated fair values of the Company's financial instruments at December 31, 2010 and 2009 were as follows (in thousands):

	December 31,			
	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 38,314	$ 38,314	$ 65,418	$ 65,418
Available-for-sale securities:				
Investment securities available-for-sale	32,671	32,671	19,548	19,548
Private label residential mortgage related security	166	166	195	195
Private label commercial mortgage related securities	11,767	11,767	17,833	17,833
Agency residential mortgage related securities	266,699	266,699	384,891	384,891
Held-to-maturity securities:				
Agency mortgage related securities	51,835	50,817	—	—
Loans receivable, net	642,653	643,967	631,296	624,966
Federal Home Loan Bank stock	9,913	9,913	10,435	10,435
Accrued interest receivable	4,500	4,500	4,467	4,467
Mortgage servicing rights	448	462	683	703
Financial liabilities:				
Savings and club accounts	54,921	54,921	51,563	51,563
Demand, NOW and money market deposits	260,399	260,399	282,688	282,688
Certificates of deposit	396,443	401,222	524,026	530,946
Federal Home Loan Bank advances	122,800	129,522	137,165	144,124
Other borrowed funds	50,000	53,851	50,000	52,896
Accrued interest payable	580	580	696	696
Off-balance sheet instruments	—	1,238	—	929

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The Company determines the fair value of financial instruments using three levels of input:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company classified three types of financial instruments as Level 3 as of December 31, 2010. The first instrument is a private label collateralized mortgage obligation ("CMO"), the fair value of which, unlike U.S. agency mortgage related securities, is more difficult to determine because they are not actively traded in securities markets. The second type of instrument includes four private label commercial mortgage backed securities ("CMBS"), the fair value of which is also more difficult to determine because they are not actively traded in securities markets. The third instrument is a loan, which was recorded at fair value when the Company adopted ASC Topic 820 "Fair Value Measurements and Disclosures," since lending credit risk is not an observable input for this individual commercial loan (see Note 3). The net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, in the private label CMO was $393,000 and $433,000 at December 31, 2010 and 2009, respectively. The net unrealized gain in the private label CMBS portfolio was $382,000 at December 31, 2010 compared to a net unrealized gain of $226,000 at December 31, 2009. The unrealized gain on the loan was $161,000 at December 31, 2010 compared to $125,000 at December 31, 2009.

The following tables, which set forth the Company's fair value measurements included in the financial statements at December 31, 2010 and 2009, include (1) investment securities and mortgage related securities available-for-sale; (2) the two financial instruments, associated with the interest rate swap agreement as discussed in Note 3; (3) tranches of MSRs recorded at fair value; (4) loans and (5) other real estate owned.

The following measures were made on a recurring basis as of December 31, 2010 and 2009:

		Fair Value Measurements at Reporting Date Using		
Description	**As of December 31, 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
		(In thousands)		
Available-for-sale securities:				
Obligations of U.S. government agencies	$ 6,521	$ —	$ 6,521	$ —
State and political subdivisions	7,279	—	7,279	—
Corporate securities	18,871	—	18,871	—
Private label residential mortgage related security	166	—	—	166
Private label commercial mortgage related securities	11,767	—	—	11,767
Agency residential mortgage related securities	266,699	—	266,699	—
Loan (1)	1,241	—	—	1,241
Swap contract (1)	(161)	—	(161)	—
Total	$ 312,383	$ —	$ 299,209	$ 13,174

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Description	As of December 31, 2009	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(In thousands)			
Obligations of U.S. government agencies	$ 306	$ —	$ 306	$ —
State and political subdivisions	9,292	—	9,292	—
Corporate securities	9,950	—	9,950	—
Private label residential mortgage related security	195	—	—	195
Private label commercial mortgage related securities	17,833	—	—	17,833
Agency residential mortgage related securities	384,891	—	384,891	—
Loan (1)	1,259	—	—	1,259
Swap contract (1)	(125)	—	(125)	—
Total	$ 423,601	$ —	$ 404,314	$ 19,287

(1) Such financial instruments are recorded at fair value as further described in Note 3.

The following measures were made on a non-recurring basis as of December 31, 2010 and 2009:

The loans were partially charged off at December 31, 2010 and 2009. The loans' fair values are based on level 3 inputs, which are either an appraised value or a sales agreement, less costs to sell. These amounts do not include fully charged-off loans, because we carry fully charged-off loans at zero on our balance sheet. Also, measurements for impaired loans that are determined using a present value technique are not considered fair value measurements under the standard and, therefore, are not included.

For other real estate owned, we used Level 3 inputs, which consist of appraisals. Other real estate owned is recorded on our balance sheet at fair value, net of costs to sell, when we obtain control of the property.

Description	Balance	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(In thousands)			
As of December 31, 2010				
Loans	$ 6,119	$ —	$ —	$ 6,119
Mortgage servicing rights	405	—	405	—
Other real estate owned	3,186	—	—	3,186
Total	$ 9,710	$ —	$ 405	$ 9,305
As of December 31, 2009				
Loans	$ 1,185	$ —	$ —	$ 1,185
Mortgage servicing rights	621	—	621	—
Other real estate owned	4,052	—	—	4,052
Total	$ 5,858	$ —	$ 621	$ 5,237

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table includes a roll forward of the financial instruments which fair value is determined using Significant Other Unobservable Inputs (Level 3) for the period of January 1, 2009 to December 31, 2010.

	Private Label Residential Mortgage Security	Private Label Commercial Mortgage Securities	Loan	Total
Beginning balance, January 1, 2009	$ 269	$ 7,304	$ 1,425	$ 8,998
Purchases	—	8,213	—	8,213
Payments received	(104)	(792)	(55)	(951)
Premium accretion	—	137	—	137
Increase/(decrease) in AOCI	187	2,971	(111)	3,047
Decrease in OTTI	(157)	—	—	(157)
Reclassification to Level 3	—	—	—	—
Ending balance, December 31, 2009	$ 195	$ 17,833	$ 1,259	$ 19,287
Purchases	—	—	—	—
Sales	—	(3,926)	—	(3,926)
Payments received	(69)	(2,403)	(54)	(2,526)
Discount accretion, net	—	107	—	107
Increase/(decrease) in value	40	156	36	232
Reclassification to Level 3	—	—	—	—
Ending balance, December 31, 2010	$ 166	$ 11,767	$ 1,241	$ 13,174

The Company utilizes one external pricing service ("primary pricing service") as the provider of pricing on the investment portfolio on a quarterly basis. We generally obtain one quote per investment security. We review the estimates of fair value provided by the pricing service to determine if they are representative of fair value based upon our general knowledge of market conditions and relative changes in interest rates and the credit environment. The Company made no adjustments to the values obtained from the primary pricing service. The Company will be evaluating the appropriateness of the identified Level 1, 2 or 3 classifications on a quarterly basis.

NOTE 14—COMPREHENSIVE INCOME

Comprehensive income for the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Net income (loss)	$ 2,744	$ (1,028)	$ 1,215
Other comprehensive income (loss):			
Unrealized holding gains (losses) arising during the period, net of tax (benefit) (2010 - $767, 2009 - $4,023, 2008 - $(307))	1,291	7,483	(504)
Non-credit related unrealized loss on other-than temporary impaired securities (net of taxes of $(152) for the year ended December 31, 2009)	—	(296)	—
Less: Reclassification adjustment for net investment securities gains included in net income, net of taxes (2010 - $667, 2009 - $335, 2008 - $40)	1,296	649	78
Plus: Amortization of pension actuarial loss, net of taxes of $2 in 2008	—	—	4
Reversal of actuarial losses from pension plan settlement, net of taxes of $45 for the year ended December 31, 2008	—	—	87
Other comprehensive income (loss)	(5)	6,538	(491)
Comprehensive income	$ 2,739	$ 5,510	$ 724

NOTE 15—RELATED PARTY TRANSACTIONS

The Company may from time to time enter into transactions with its directors, officers and employees. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not, in the opinion of management, involve more than the normal credit risk or present other unfavorable features.

There were no loans to directors and executive officers as of December 31, 2010 and 2009.

During 2010 and 2009, the Bank engaged in certain business activities with Philadelphia Mortgage Advisors, Inc. ("PMA"). These activities included providing a warehouse line of credit to PMA, as well as acquiring residential mortgage and home equity loans from PMA. The Bank recorded interest income from PMA on the warehouse line of $285,000, $245,000 and $122,000 for the years ended December 31, 2010, 2009 and 2008, respectively, as well as loan satisfaction fees, which are recorded in service charges and other fee income, from PMA of $65,000, $54,000 and $16,000 for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the Bank acquired total loans from PMA of $23.9 million and $49.0 million for the years ended December 31, 2010 and 2009, respectively, which includes the cost of the loans. The Company eliminates intercompany profits and losses until realized by the Company.

During 2010, the Bank provided PMA a term loan in the amount of $1.2 million which is secured by a residential property owned by PMA. The Bank recorded interest income from PMA on this term loan of $15,000 for the year ended December 31, 2010.

NOTE 16—ACCOUNTING PRONOUNCEMENTS

ASC Topic 860—Transfers and Servicing (Statement No. 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) (ASC 860).* This accounting guidance was originally issued in June 2009 and is now incorporated in ASC 860. The guidance amends the derecognition guidance and eliminates the concept of qualifying special-purpose entities ("QSPEs"). ASC 860 is effective for fiscal years and interim periods beginning after November 15, 2009. The Company adopted ASC 860 effective January 1, 2010 and it did not have a material effect on the Company's financial position or results of operations.

ASC Topic 810—Consolidation (Statement No. 167, *Amendments to FASB Interpretation No. 46R) (ASC 810):* This accounting guidance was originally issued in June 2009 and is now incorporated in ASC 810. The guidance amends the consolidation guidance applicable to variable interest entities ("VIE"s). An entity would consolidate a VIE, as the primary beneficiary, when the entity has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE is required. This guidance is effective for fiscal years and interim periods beginning after November 15, 2009. The Company adopted ASC 810 effective January 1, 2010 and it did not have a material effect on the Company's financial position or results of operations.

Accounting Standards Update (ASU) 2009-05—Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value. The ASU amends Subtopic 820-10 to clarify certain issues with the accounting guidance for determining the fair value of liabilities. Specifically, the guidance states that, when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance also provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. In such circumstances, the ASU specifies that a valuation technique should be applied that uses either the quoted prices of the liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique consistent with existing fair value measurement guidance. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009. The Company adopted this ASU effective January 1, 2010 and it did not have a material effect on the Company's financial position or results of operations.

Accounting Standards Update (ASU) 2010-06—Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company adopted this ASU effective January 1, 2010, except for the requirement to provide the reconciliation for level 3 activity on a gross basis, which the Company plans to adopt effective January 1, 2011. As the Company did not have any significant transfers in and out of levels 1 and 2 fair value measurements, the adoption of this ASU did not have a material effect on the Company's financial position or results of operations.

Accounting Standards Update (ASU) No. 2010-18 — Effect of a Loan Modification When the Loan Is Part of a Pool that is Accounted for as a Single Asset, a consensus of the FASB Emerging Issues Task Force (Issue No. 09-I). This ASU amends FASB ASC Subtopic 310-30, Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality, so that modifications of loans that are accounted for within a pool under that Subtopic do not result in the removal of the loans from the pool even if the modifications of the loans would otherwise be considering a troubled debt restructuring. A one-time election to terminate accounting for loans in a pool, which may be made on a pool-by-pool basis, is provided upon adoption of the new guidance. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments are effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early adoption is permitted. This ASU has no effect on the Company's financial position or results of operations as the Company did not modify any loans that were pooled for accounting purposes as of December31, 2010.

NOTE 16—ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Accounting Standards Update (ASU) No. 2010-20 — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. Disclosures related to period-end information (e.g., credit quality information and the ending financing receivables balance segregated by impairment method) are effective in all interim and annual reporting periods ending on or after December 15, 2010. The Company has complied with the disclosures required as of December 31, 2010, and intends to comply with the remaining disclosure requirements when they become effective. Disclosures of activity that occurs during a reporting period (e.g., modifications and the rollforward of allowance for credit losses by portfolio segment) are effective in interim or annual periods beginning on or after December 15, 2010.

Accounting Standards Update (ASU) No. 2011-01— Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No 2010-20. The amendments in ASU 2011-01 temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Company will include the new disclosures when the guidance is finalized.

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements for Fox Chase Bancorp, Inc. (parent company only) reflect the investment in its wholly owned subsidiary, Fox Chase Bank, using the equity method of accounting.

CONDENSED BALANCE SHEET

	December 31,	
	2010	2009
	(In thousands)	
Assets		
Cash and due from banks	$ 1	$ 9
Interest-earning deposits with banks	42,601	12,436
Total cash and cash equivalents	42,602	12,445
Investment in subsidiary	155,079	106,136
Deferred tax asset, net	—	89
Due from subsidiary	289	425
ESOP loan	7,662	4,541
Other assets	141	62
Total Assets	$ 205,773	$ 123,698
Liabilities and stockholders' equity		
Other liabilities	$ 69	$ 64
Total Liabilities	69	64
Stockholders' Equity	205,704	123,634
Total Liability and Stockholders' Equity	$ 205,773	$ 123,698

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Income			
Interest on deposits with banks	$ 182	$ 234	$ 463
Interest on ESOP loan	432	395	414
Total Income	614	629	877
Expenses			
Other expenses	841	789	869
Total Expenses	841	789	869
(Loss) income before income tax (benefit) expense and equity in undistributed net earnings of subsidiary	(227)	(160)	8
Income tax (benefit) expense	(77)	(54)	3
(Loss) income before equity in undistributed net (loss) earnings of subsidiary	(150)	(106)	5
Equity in undistributed net earnings (loss) of subsidiary	2,894	(922)	1,210
Net Income (Loss)	$ 2,744	$ (1,028)	$ 1,215

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Cash Flows From Operating Activities			
Net (loss) income	$ 2,744	$ (1,028)	$ 1,215
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings (loss) of subsidiary	(2,894)	922	(1,210)
Decrease in deferred tax asset	89	251	143
Decrease (increase) in due from subsidiary	118	(75)	(148)
Increase in other assets	(79)	(62)	—
Increase (decrease) increase in other liabilities	5	(66)	(259)
Net Cash (Used) Provided by Operating Activities	(17)	(58)	(259)
Cash Flows From Investing Activities			
Loan payment received on ESOP loan	364	249	229
Net Cash Provided by Investing Activities	364	249	229
Cash Flows From Financing Activities			
Repurchase of treasury shares	—	(4,521)	(3,369)
Receipt from subsidiary related to vesting of stock in equity incentive plan	519	542	503
Capital contribution to subsidiary	(48,500)	—	—
Purchase of common stock by ESOP	(3,485)	—	—
Merger of Fox Chase Mutual Holding Company	107	—	—
Proceeds from stock offering, net of offering expenses	81,169	—	—
Net Cash Provided (Used) by Financing Activities	29,810	(3,979)	(2,866)
Net Increase (Decrease) in Cash and Cash Equivalents	30,157	(3,788)	(2,896)
Cash and Cash Equivalents - Beginning	12,445	16,233	19,129
Cash and Cash Equivalents - Ending	$ 42,602	$ 12,445	$ 16,233

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of Fox Chase Bancorp, Inc. and subsidiary, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation. The Company reported net income of $893,000 for the quarter ended December 31, 2010 and a net loss of $2.4 million for the quarter ended December 31, 2009.

The net income for the quarter ended December 31, 2010 did not include any unusual or nonrecurring items.

The net loss for the quarter ended December 31, 2009 included a provision for loan losses of $6.6 million, which was a result of: (1) specific provisions for impairments on nonperforming construction and commercial loans totaling $4.9 million based primarily on appraisals; (2) specific provisions for impairments on residential mortgages and consumer loans totaling $750,000, primarily related to three loans; (3) an increase in general reserves on construction and commercial loans, primarily related to downgrades in internal risk ratings on existing credits, totaling $800,000; and (4) an increase in general reserves on residential mortgages and consumer loans totaling $150,000.

Three Months Ended	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009
	(In thousands, except per share data)							
Interest income	$ 11,709	$ 12,385	$ 12,532	$ 12,659	$ 13,207	$ 13,331	$ 12,921	$ 11,939
Interest expense	4,296	5,365	5,842	6,222	6,769	7,248	7,480	6,138
Net interest income	7,413	7,020	6,690	6,437	6,438	6,083	5,441	5,801
Provision for loan losses	1,358	2,889	1,075	891	6,640	1,450	567	395
Net interest income after provision for loan losses	6,055	4,131	5,615	5,546	(202)	4,633	4,874	5,406
Noninterest income	659	2,393	434	403	1,098	1,323	999	347
Noninterest expense	5,432	5,558	5,202	5,180	4,636	5,254	5,492	4,951
Income (loss) before taxes	1,282	966	847	769	(3,740)	702	381	802
Income tax provision (benefit)	389	274	239	218	(1,300)	189	83	201
Net income (loss)	$ 893	$ 692	$ 608	$ 551	$ (2,440)	$ 513	$ 298	$ 601
Per Common Share Data								
Weighted average common shares — basic	13,610,257	13,562,837	14,846,296	13,880,730	13,892,602	13,941,995	14,115,767	14,221,923
Weighted average common shares — diluted	13,629,851	13,573,250	14,873,467	13,890,460	13,911,980	13,961,709	14,137,188	14,241,510
Net income (loss) per share — basic	$ 0.07	$ 0.05	$ 0.04	$ 0.04	$ (0.18)	$ 0.04	$ 0.02	$ 0.05
Net income (loss) per share — diluted	$ 0.07	$ 0.05	$ 0.04	$ 0.04	$ (0.18)	$ 0.04	$ 0.02	$ 0.05

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Fox Chase Bancorp, Inc.

BOARD OF DIRECTORS

Richard M. Eisenstaedt
Retired President of Eastern University Foundation and General Counsel for Eastern University

Roger H. Ballou
Retired President and Chief Executive Officer and a Director of CDI Corporation

Richard E. Bauer
Retired SVP and Board Member of the Columbian Financial Group

Todd S. Benning
Founding Shareholder of Dunlap & Associates, PC

Anthony A. Nichols, Sr.
Chairman Emeritus and Trustee of Brandywine Realty Trust

Thomas M. Petro
President and Chief Executive Officer of Fox Chase Bancorp, Inc. and Fox Chase Bank

RoseAnn B. Rosenthal
President, Chief Executive Officer and a Director of Ben Franklin Technology Partners of Southeastern Pennsylvania

Peter A. Sears
Retired Executive of GlaxoSmithKline

FOX CHASE BANK EXECUTIVE OFFICERS

Thomas M. Petro
President and
Chief Executive Officer

Jerry D. Holbrook
Executive Vice President
Chief Operating Officer

Roger S. Deacon
Executive Vice President
Chief Financial Officer

Keiron G. Lynch
Executive Vice President
Chief Payments Officer

Michael S. Fitzgerald
Executive Vice President
Chief Lending Officer

William H. Dembin
New Jersey Regional President

Fred J. Duncan
Senior Vice President
Retail Banking

Randy J. McGarry
Senior Vice President
Chief Information Officer

CORPORATE INFORMATION:

Corporate Office
4390 Davisville Road
Hatboro, PA 19040
Phone: 215-682-7400

Annual Meeting
The annual meeting of stockholders will be held on August 4, 2011 at 9:00 a.m. at the Fox Chase Bank Office:
510 East Township Line Road
Suite 200
Blue Bell, PA 19422

Investor Relations
Copies of the Company's annual reports, SEC filings, press releases and other investor information are available on our web site: www.foxchasebank.com

Investor Comments and Questions
May be directed to:
Roger Deacon
4390 Davisville Road
Hatboro, PA 19422
215-775-1435
Email: rdeacon@foxchasebank.com

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Independent Registered Public Accountants
KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Legal Counsel
Kilpatrick Townsend & Stockton LLP
Suite 900
607 14th Street NW
Washington, DC 20005-2018

Common Stock Information
The common stock of Fox Chase Bancorp, Inc. is listed on the NASDAQ Global Market under the trading symbol "FXCB." As of March 31, 2011, there were 14,550,383 shares of common stock outstanding.



FOX CHASE BANCORP, INC.

Fox Chase Bank Locations

Pennsylvania

Bucks County
5871 Lower York Road
Lahaska, PA 18931
215-794-7400

815 Bustleton Pike
Richboro, PA 18954
215-364-8350

1041 York Road
Warminster, PA 18974
215-441-4100

Chester County
137 N. High Street
West Chester, PA 19380
610-344-3049

Delaware County
210 West State Street
Media, PA 19063
610-627-8350

Montgomery County
4390 Davisville Road
Hatboro, PA 19040
215-682-7400

1 Fitzwatertown Road
Willow Grove, PA 19090
215-657-9500

Philadelphia County
401 Rhawn Street
Philadelphia, PA 19111
215-342-3700

New Jersey

Atlantic County
6059 Black Horse Pike
English Creek Center
Egg Harbor Twp., NJ 08234
609-407-7050

Cape May County
8 US Route 9 South
Marmora, NJ 08223
609-390-9666

921 West Avenue
Ocean City, NJ 08226
609-399-5500

www.foxchasebank.com
866-369-2427